Brookfield

2024

Brookfield Renewable Partners L.P.

Q2 INTERIM REPORT

OUR OPERATIONS
We invest in renewable power and sustainable solutions assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Across our business, we leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. Our portfolio includes assets for which we have access to a priority growth pipeline that if funded would provide us the opportunity to own a near-majority share of the business.
Our global diversified portfolio of renewable power assets, which makes up over 97% of our business, has approximately 33,200 MW of operating capacity and annualized LTA generation of approximately 94,200 GWh and a development pipeline of approximately 200,100 MW.
The table below outlines our portfolio as at June 30, 2024:

	River Systems	Facilities	Capacity (MW)	LTA(1) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America
United States(2)	29	139	2,905	11,882	2,559
Canada	19	33	1,361	5,178	1,261
	48	172	4,266	17,060	3,820
Colombia(3)	11	22	3,053	16,143	3,703
Brazil(4)	27	43	940	4,811	—
	86	237	8,259	38,014	7,523
Wind(5)
North America	—	57	6,934	22,179	—
Europe(6)	—	56	1,432	3,309	—
Brazil	—	37	890	3,949	—
Asia	—	33	1,874	5,534	—
	—	183	11,130	34,971	—
Utility-scale solar(7)	—	225	7,591	16,509	—
Distributed generation & storage(8)(9)	2	6,964	5,765	3,741	5,220
Total renewable power	88	7,609	32,745	93,235	12,743
(1)LTA is calculated based on our portfolio as at June 30, 2024, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes four battery storage facilities in North America (50 MW).
(3)Includes two wind plants (32 MW) and five solar plants (100 MW) in Colombia.
(4)Includes a portfolio of hydroelectric facilities in Brazil (90 MW) that have been presented as Assets held for sale.
(5)Excludes 303 MW of wind capacity with an LTA of 742 GWh included in our sustainable solutions segment.
(6)Includes a 67 MW portfolio of wind assets located in the United Kingdom that have been presented as Assets held for sale.
(7)Excludes 118 MW of solar capacity with an LTA of 243 GWh included in our sustainable solutions segment.
(8)Includes a battery storage facility in North America (10 MW).
(9)Includes nine fuel cell facilities in North America (10 MW) and pumped storage in North America (666 MW) and Europe (2,088 MW).
We also have investments in our sustainable solution portfolio comprised of assets and businesses that enable the transition to net-zero through established but emerging technologies that require capital to scale, and in businesses where we believe we can leverage our access to capital and partnerships to accelerate growth. This portfolio includes our investment in Westinghouse (a leading global nuclear services business) as well as investments in an operating portfolio of 57 thousand metric tonnes per annum (“TMTPA”) of carbon capture and storage (“CCS”), 3 million Metric Million British thermal units (“MMBtu”) of agricultural renewable natural gas (“RNG”) operating production capacity annually and over 1 million tons of recycled materials annually. Our sustainable solutions development pipeline includes opportunities to invest in additional projects with 20 million metric tonnes per annum (“MMTPA”) of CCS, 1.2 million tons of recycled materials, roughly 8.1 million MMBtu of RNG production capacity and a solar manufacturing facility capable of producing 3,000 MW panels annually.

The following table presents the annualized long-term average generation of our portfolio as at June 30, 2024 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,370	3,435	2,166	2,911	11,882
Canada	1,235	1,489	1,236	1,218	5,178
	4,605	4,924	3,402	4,129	17,060
Colombia(2)	3,697	4,048	3,944	4,454	16,143
Brazil(3)	1,183	1,198	1,214	1,216	4,811
	9,485	10,170	8,560	9,799	38,014

Wind(4)	9,006	8,927	7,868	9,170	34,971

Utility-scale solar	3,542	4,710	4,830	3,420	16,502

Distributed generation & storage	846	1,088	1,035	772	3,741

Total	22,879	24,895	22,293	23,161	93,228
(1)LTA is calculated based on our portfolio as at June 30, 2024 reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two wind plants (174 GWh) and five solar plants (248 GWh) in Colombia.
(3)Includes a 510 GWh portfolio of hydroelectric facilities in Brazil that have been presented as Assets held for sale.
(4)Includes a 231 GWh portfolio of wind assets in the United Kingdom that has been presented as Assets held for sale.

The following table presents the annualized long-term average generation of our portfolio as at June 30, 2024 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,217	2,352	1,465	1,948	7,982
Canada	1,010	1,210	980	959	4,159
	3,227	3,562	2,445	2,907	12,141
Colombia(2)	837	908	886	1,001	3,632
Brazil(3)	1,008	1,020	1,034	1,035	4,097
	5,072	5,490	4,365	4,943	19,870

Wind(4)	2,526	2,458	2,150	2,574	9,708

Utility-scale solar	909	1,308	1,366	881	4,464

Distributed generation	229	327	313	208	1,077

Total	8,736	9,583	8,194	8,606	35,119
(1)LTA is calculated based on our portfolio as at June 30, 2024 reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two wind plants in (41 GWh) and five solar plants (57 GWh) in Colombia.
(3)Includes a 212 GWh portfolio of hydroelectric facilities in Brazil that have been presented as Assets held for sale.
(4)Includes a 58 GWh portfolio of wind assets in the United Kingdom that has been presented as Assets held for sale.
Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures
This Interim Report contains forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report and in other filings with the U.S. Securities and Exchange Commission ("SEC") and with securities regulators in Canada – see "Part 8 – Presentation to Stakeholders and Performance Measurement". We make use of non-IFRS measures in this Interim Report – see "Part 8 – Presentation to Stakeholders and Performance Measurement". This Interim Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC's website at www.sec.gov or on SEDAR+'s website at www.sedarplus.ca

.Letter to Unitholders .

The business performed well this quarter, building on our strong start to the year. We were successful in deploying significant capital into growth, progressing project development and advancing asset recycling initiatives.
Significant growth in corporate demand for clean power on a global basis continues to support the fundamentals for our business and we are now better positioned than ever to benefit. Our portfolio is capturing incrementally higher all-in pricing and we are commissioning projects at an increasing pace.
Data center investment continues to accelerate globally and it is widely estimated that data centers could reach up to 10% and 20% of electricity consumption globally and in the U.S., respectively, by the end of the decade. This is on top of the electrification of industrial capacity, heating for houses and other uses that is driving unprecedented demand for electricity. To put this in perspective, the global installed capacity for electricity is expected to more than double over the next 20 years, while also trying to replace half of the existing capacity that will be retired as it is very carbon intensive. A truly unprecedented undertaking.
In this environment, we are continuing to differentiate ourselves with our large operating fleet and expansive development pipeline, which now stands at over 230,000 megawatts, of which approximately 65,000 megawatts has advanced stage land, interconnection and permitting status in core renewable markets. This large, advanced pipeline and our credibility in delivering projects is enhancing our position as the partner of choice for the largest buyers of clean power. To put it simply, nobody is better placed to provide clean power on a global basis to fuel this AI revolution.
We were also able to execute several acquisitions of leading renewable development platforms during the quarter, expanding our business into high-value geographies that are new to us, but where Brookfield more broadly is a prominent investor. Looking forward, our pipeline of opportunities to deploy capital on an accretive basis remains very strong.
At the same time, we continue to see strong demand for high-quality, de-risked, operating renewable power assets and expect to sell a number of assets this year, generating approximately $3 billion of proceeds ($1.3 billion net to Brookfield Renewable) at attractive returns. Capitalizing on this dynamic, and based on our ongoing sales processes, we expect it to be our largest year for capital recycling to date.
Highlights for the quarter include:
•Generated FFO of $339 million, up 9% from the prior year, or $0.51 per unit. We continue to expect to generate 10%+ FFO per unit growth for the year.
•Deployed, or committed to deploy $8.6 billion of capital ($970 million net to Brookfield Renewable) across multiple investments globally, further diversifying our business and adding leading platforms in attractive regions.
•Advanced commercial priorities securing contracts to deliver an incremental 2,700-gigawatt hours per year of generation, of which ~90% of development was contracted with corporate customers, building on the success of our recently announced partnership with Microsoft to deliver over 10,500 megawatts of renewable capacity between 2026 and 2030.
•Commissioned ~1,400 megawatts of new renewable energy capacity in the quarter and continue to expect to bring on ~7,000 megawatts this year.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

•Strong balance sheet with $4.4 billion of available liquidity and progressing asset recycling initiatives that we expect to generate significant proceeds to deploy into our pipeline of growth opportunities.
Growing where the demand is
During the quarter, we successfully invested in businesses with established operating portfolios and development pipelines in attractive markets, where demand for clean power is growing. Further, our growth activities this quarter enabled us to expand into some new high value renewables markets, where broader Brookfield has been a prominent and successful investor for years.
We signed an agreement to acquire ~53% of the outstanding shares of publicly-listed Neoen. Neoen is a leading global renewable platform with best-in class management and market leading positions in each of France, Australia and the Nordics. The company has 8,000 megawatts of highly contracted operating or under construction assets, and a 20,000-megawatt advanced stage pipeline with completed technical studies, and land and interconnection already secured.
Neoen’s three core markets represent some of the fastest growing markets for renewables, with strong corporate demand and high barriers to entry. The addition of Neoen to our portfolio immediately makes us a top player in each of these very attractive markets, where we can supplement Neoen’s local capabilities with our commercial, procurement and operating expertise. With our combined capabilities and access to capital, we intend to support the company, with a view to increasing Neoen’s development activities, as we serve the growing needs of the largest corporate customers globally.
We were able to offer a compelling solution to the existing owners of Neoen, leveraging our access to capital, capabilities, and geographic reach to acquire a large, high-quality global platform, that complements our existing footprint. Perhaps most importantly, our ability to partner with large-scale institutional capital allowed us to provide a complete solution that few could match. While the transaction size is large, this is a textbook example of the type of deal that leverages the core competencies of our business.
After regulatory approvals, which are expected in the fourth quarter of this year, we will launch a tender offer for the remaining shares. Our offer to acquire 100% of the outstanding shares of Neoen is for $6.7 billion ($540 million net to Brookfield Renewable).
We acquired Leap Green, a leading wind focused commercial and industrial renewable business in India with ~500 megawatts of operating capacity and an almost 3,000-megawatt development pipeline for ~$200 million (~$40 million net by Brookfield Renewable).
We began investing in the Indian market in 2017 with an initial investment in 300 megawatts of operating capacity, establishing a platform in the country to use for expansion. At the time of our initial investment, the broader Brookfield business had been investing in India very successfully for years and we were able to build on the relationships, knowledge and local infrastructure that Brookfield had established. This approach has served us very well and we now operate one of the largest renewable energy businesses in the country, with over 3,000 megawatts of operating assets and a ~20,000-megawatt development pipeline. Further, the platform has matured to the extent that we have line of sight to monetizing some of our first investments in the country at attractive returns and recycling that capital back into new and accretive opportunities.
We are employing a similar approach in South Korea, a very attractive market for renewables with strong policy objectives and corporate demand for clean power that is outpacing supply. We entered the market by acquiring the operating and development platform of Hanmaeum Energy, a full-service platform with 340 megawatts of operating and near construction distributed generation capacity and over 4,000 megawatts of development projects and identified acquisition opportunities for up to ~$500 million of upfront and follow-on growth capital (~$100 million net to Brookfield Renewable).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

South Korea is home to many high-quality power-intensive corporates with decarbonization objectives and has government mandated renewable portfolio requirements for energy companies, creating a strong market for renewable energy credits and capital recycling. And while this market is new for our renewables business, the broader Brookfield has been a long-time successful investor in the country.
Delivering competitive energy solutions
Over the past two decades, solar and wind have gone from a negligible source of global electricity production to over thirteen percent of total supply and have also become the most cost competitive sources of power globally. New build solar and wind now cost less than running existing fossil fuel plants in most markets.
We are seeing a similar scenario play out with batteries, where costs have declined 85% in the past decade and 60% in the past six years. Batteries are benefiting from economies of scale with the growth of the electric vehicle market, from incremental demand for capacity and grid stabilizing services, and by enabling increased penetration of low-cost renewables by providing a power solution for customers when the sun is not shining, or the wind is not blowing. As a result, the cost curve for batteries is now declining at a steeper pace than traditional renewables.
With lower capital costs, higher potential revenues and increasing demand for this type of solution from customers, we are focused on deploying capital into battery energy storage solutions in select markets. This quarter, we were awarded twenty-year capacity contracts for 400 megawatts of battery storage from the grid operator in Ontario through a joint venture with our First Nations partner. The projects have attractive risk-adjusted return profiles given the long-dated fixed revenue stream and high-quality offtaker. It should also be noted that Neoen (soon to be us) participated in the same Ontario auction, winning an equal amount of these attractive contracts.
We also began construction on 220 megawatts of battery storage capacity in Texas, targeting commissioning in the second half of 2025 and strong returns. With these development projects and the closing of our Neoen acquisition, we will be one of the largest battery developers globally with 2,300 megawatts of operating and under construction capacity.
Including our pumped storage assets, which are benefitting from the same demand drivers as batteries, we will have 5,000 megawatts of operating and under construction storage capacity. Alongside our hydro assets which have significant reservoir capacity, these assets are increasingly critical to enabling the deployment of low-cost 24-7 renewable power solutions that meet customers’ needs and represent a significant competitive advantage for our business.
And our existing portfolio is performing well
We generated FFO of $339 million this quarter, up 9% from the prior year, or $0.51 per unit, benefiting from asset development, recent acquisitions, and strong all-in pricing. We continue to diversify our business and enhance the durability of our cash flows and expect to achieve our 10%+ FFO per unit growth target for the year.
Our hydroelectric segment delivered FFO of $136 million, benefiting from strong all-in pricing, particularly in North America, and solid generation in Brazil.
Our wind and solar segments generated a combined $194 million of FFO, driven by recent additions in North America, Europe and India. The segment benefited from organic growth and M&A with an additional 7,200 megawatts of net operating capacity compared to the prior year.
Our distributed energy, storage, and sustainable solutions segments generated a combined $86 million of FFO in the quarter as we continue to grow this segment through M&A and organic development. Westinghouse, our nuclear services business, continues to perform well, and the outlook is getting stronger. We are seeing long-term upside in the business expectations from when we acquired the

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

business, driven primarily by an improved outlook for the nuclear fuel business and new plant deployment, as the only baseload carbon-free power at scale that exists with current proven technologies. As new nuclear generation is increasingly viewed as part of the solution to growing electricity demands, both for corporate customers, including technology players, and centralized utilities, we are exceedingly well-positioned to benefit, given Westinghouse’s global leadership position and leading technology offering.
We continued to grow and advance our development pipeline which now stands at 200,000 megawatts with 65,000 megawatts at the advanced stage. We expect to commission approximately 7,000 megawatts of new capacity this year, which when completed will add approximately $90 million of annual incremental FFO. We are scaling up our development activities and expect to grow our annual commissioning capacity to approximately 10,000 megawatts per annum over the next several years.
Balance sheet & liquidity
Our balance sheet is very strong and we have $4.4 billion of available liquidity providing us the flexibility to deploy scale capital in the current environment where we are seeing a significant volume of opportunities to invest at attractive risk adjusted returns.
During the quarter we took advantage of tightening spreads by executing $1.7 billion of project level financings. We continue to execute on opportunities to refinance project level debt extending maturities in what is a constructive market for investment grade financings.
In July, we opportunistically issued C$300 million of 10-year notes and C$100 million of 30-year notes at interest rates of approximately 4.9% and 5.4%, respectively. The issuances extended our average corporate debt maturity profile beyond 12 years at an attractive cost of capital.
We continue to see opportunities to monetize de-risked operating assets at attractive returns. In the quarter, we executed on asset sales generating over $400 million in proceeds (~$250 million net to Brookfield Renewable) and two times our invested capital.
We are well positioned to continue to rotate capital in this market, with both a large pipeline of development projects that we are de-risking and bringing into operation, as well as an expansive global portfolio of operating assets which we have acquired, de-risked, or developed over the years.
We have been advancing several additional sales processes at very attractive returns and expect to generate approximately $3 billion ($1.3 billion net to Brookfield Renewable) in proceeds this year from recycling, our highest year ever.
Outlook
The outlook for clean power and our business continues to improve, driven by corporate and industrial demand and broad stakeholder support. We are a customer focused business looking to provide solutions to our partners, whether through large, multi-year agreements like our renewable energy framework agreement with Microsoft or on a more targeted project-by-project basis. We will continue to employ this approach and go to where the demand growth is, while maintaining a high degree of discipline.
On behalf of the Board and management, we thank all our unitholders and shareholders for their ongoing support and look forward to updating you on our progress throughout the rest of the year.
Sincerely,

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

Connor Teskey
Chief Executive Officer
August 2, 2024

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

OUR COMPETITIVE STRENGTHS
Brookfield Renewable Partners L.P. (together with its controlled entities, “Brookfield Renewable”) is a globally diversified, multi-technology, owner and operator of clean energy and sustainable solutions assets.
Our business model is to utilize our global reach and experience to acquire and develop high quality clean energy and sustainable solutions assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value or bring these assets into production generating incremental cash flows for our business.
One of the largest, public decarbonization businesses globally. Brookfield Renewable has a 23-year track record as a publicly traded operator and investor in renewable power and sustainable solution assets. Today we have a large, multi-technology and globally diversified portfolio that is supported by approximately 4,770 experienced employees (inclusive of employees employed by our consolidated portfolio companies). Brookfield Renewable invests in assets directly, as well as with institutional partners, joint venture partners and through other arrangements. We have also made investments in our sustainable solutions portfolio comprised of assets and businesses that enable the transition to net-zero where we can leverage our access to capital and partnerships to accelerate growth, and emerging transition asset classes where our initial investment positions us for potential future large scale decarbonization investment. Our sustainable solutions portfolio also includes investments in power transformation opportunities where we have invested in businesses to enable the reduction of greenhouse gas emissions through the deployment of traditional renewables.
Our globally diverse portfolio helps to mitigate resource variability, and improves consistency of our cash flows. Our organic growth and acquisitions are typically done through Brookfield's private funds and therefore on a proportionate basis Brookfield Renewable's business will continue to diversify but remain heavily weighted to our premium hydroelectric assets.
Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, distributed generation and storage facilities in North America, South America, Europe and Asia, and totals approximately 33,200 megawatts of installed capacity and a development pipeline of approximately 200,100 megawatts. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business), as well as investments in an operating portfolio of 57 thousand metric tonnes per annum of CCS capacity, 3 million MMBtu of annual agricultural RNG production capacity and over 1 million tons of recycled materials annually. Our sustainable solutions development pipeline includes opportunities to invest in additional projects with 20 million metric tonnes per annum (“MMTPA”) of CCS, 1.2 million tons of recycled materials, roughly 8.1 million MMBtu of RNG production capacity, a solar manufacturing facility capable of producing 3,000 MW panels annually.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

The following charts illustrate normalized funds from operations on a proportionate basis(1):
(1) Figures based on normalized funds from operation for the last twelve months, proportionate to Brookfield Renewable.

Helping to accelerate the decarbonization and stability of the electricity grids. Climate change and energy security are viewed as two of the most significant and urgent issues facing the global economy, posing immense risks to the safety and security of communities and to our collective and economic prosperity. In response, governments and businesses have adopted ambitious plans to support a transition to a decarbonized economy. We believe that our scale and global operating, development and investing capabilities make us well positioned to partner with governments and businesses to help them achieve their decarbonization goals.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 90% of our debt is either investment grade rated or sized to investment grade metrics. Our corporate debt to total capitalization is approximately 14%, and approximately 90% of our borrowings are non-recourse. Corporate borrowings and proportionate non-recourse borrowings each have weighted-average terms of approximately 12 years and 11 years, respectively, with no material maturities over the next five years. Approximately 90% of our financings are effectively fixed rate and only 7% of our debt outside North America and Europe is exposed to changes in interest rates. After issuing our July medium term notes, our available liquidity was $4.4 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Best-in class operators and developers. Brookfield Renewable has approximately 4,770 experienced operators (inclusive of employees employed by our consolidated portfolio companies) and approximately 120 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our experience operating, developing, and managing power generation facilities span over 120 years. We continue to accelerate our development activities as we build out our approximately 200,100 MW renewable power pipeline, and further enhance our decarbonization offering to our customers through the build out of our sustainable solutions assets, which includes opportunities to invest in additional projects with 20 MMTPA of CCS, 1.2 million tonnes of recycled materials, roughly 8.1 million MMBtu of annual RNG production capacity, and 3,000 MW of annual solar panel manufacturing capacity. Increasingly, the combination of our operating and developing capabilities combined with our growth pipeline is differentiating our business as the partner of choice for buyers of clean power and entities looking to decarbonize, driving the growth of our business.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

Diverse and high-quality portfolio of renewable power and sustainable solutions assets. Brookfield Renewable has a complementary portfolio of hydroelectric, wind, utility-scale solar, and other sustainable solutions assets, including distributed generation solar and storage:
•Hydroelectric Power. Today, hydroelectric power is the largest segment in our portfolio and continues to be a premium technology as one of the longest life, lowest-cost and cleanest most environmentally-preferred forms of power generation. Hydroelectric plants have high cash margins, storage capacity with the ability to dispatch power at all hours of the day.
•Wind & Solar Power. Our wind, utility-scale solar, and distributed generation facilities provide exposure to two of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications including distributed generation. Wind and solar are now among the lowest cost forms of power generation available globally.
•Energy Storage & Sustainability Solutions. Our energy storage facilities provide the markets in which they are located with critical services to the grid and dispatchable generation. Our other sustainable solutions assets, such as carbon capture and our nuclear service business, are helping businesses and countries achieve their net-zero goals and meet their energy needs.
With our scale, diversity and the quality of our assets, we are competitively positioned relative to other renewable power and transition companies. Our large pipeline and differentiated capabilities provide significant scarcity value and growth potential for our investors.
Well positioned for cash flow growth and an attractive long term distribution profile. We are focused on delivering resilient, stable distributions with meaningful growth of 5% to 9% annually through all market cycles from existing operations and new investments. We are fully funded by internally generated cash flows, with inflation escalations in the vast majority of our contracts, potential margin expansion through revenue growth and cost reduction initiatives, and the building out our development pipeline at premium returns. We also supplement this organic growth through acquisitions, leveraging Brookfield’s team of over 100 investment professionals globally who are dedicated to sourcing and underwriting accretive acquisitions on an opportunistic basis.
Disciplined and contrarian investment strategy. Our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. Our ability to develop and acquire assets is strengthened by our operating and project development teams across the globe, strategic relationship with Brookfield, and our liquidity and capitalization profile.
Conservative approach to asset development and asset management. We employ a conservative approach with respect to asset development and management whereby we look to remove what we call “basis risk” before committing significant capital. To do this, we look to secure financing, customer agreements and engineering, procurement and construction contracts concurrently so we have strong visibility on cash flows and can lock-in our target returns. Where possible, we look to secure fixed rate financing, inflation indexed customer agreements and full wrap construction contracts to minimize uncertainty.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

Management’s Discussion and Analysis
For the three and six months ended June 30, 2024
This Management’s Discussion and Analysis for the three and six months ended June 30, 2024 is provided as of August 2, 2024. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis. The term “Brookfield Holders” means Brookfield, Brookfield Reinsurance and their related parties.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares ("BEPC exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield, redeemable/exchangeable partnership units ("Redeemable/Exchangeable partnership units") in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR+ (www.sedarplus.ca).

Organization of the Management’s Discussion and Analysis

Part 1 – Q2 2024 Highlights	14	Part 5 – Liquidity and Capital Resources (continued)
		Capital expenditures	35
Part 2 – Financial Performance Review on Consolidated Information	17	Consolidated statements of cash flows	36
		Shares and units outstanding	38
		Dividends and distributions	39
Part 3 – Additional Consolidated Financial Information	19	Contractual obligations	39
Summary consolidated statements of financial position	19	Supplemental guarantor financial information	39
Related party transactions	20	Off-statement of financial position arrangements	40
Equity	23
		Part 6 – Selected Quarterly Information	41
Part 4 – Financial Performance Review on Proportionate Information	25	Summary of historical quarterly results	41

Proportionate results for the three months ended June 30	25	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	46
Reconciliation of non-IFRS measures	29
Contract profile	32	Part 8 – Presentation to Stakeholders and Performance Measurement	48

Part 5 – Liquidity and Capital Resources	33	Part 9 – Cautionary Statements	52
Capitalization and available liquidity	33
Borrowings	34

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

PART 1 – Q2 2024 HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2024	2023	2024	2023
Select financial information
Revenues	$1,482	$1,205	$2,974	$2,536
Net loss attributable to Unitholders(1)	(154)	(39)	(274)	(71)
Basic and diluted loss per LP unit(2)	(0.28)	(0.10)	(0.51)	(0.20)
Proportionate Adjusted EBITDA(3)	629	586	1,204	1,145
Funds From Operations(3)	339	312	635	587
Funds From Operations per Unit(3)(4)	0.51	0.48	0.96	0.91
Distribution per LP unit	0.36	0.34	0.71	0.68

Operational information
Capacity (MW)	34,189	25,859	34,189	25,859
Total generation (GWh)
Long-term average generation	24,895	18,622	47,409	36,258
Actual generation	20,602	17,798	40,902	36,828

Proportionate generation (GWh)
Actual generation	8,360	7,543	16,821	15,783
(1)For the three and six months ended, includes $79 million and $146 million loss attributed to Limited Partner equity, $51 million and $92 million loss attributed to BEPC exchangeable shares, $54 million and $99 million loss attributed to Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield, and $30 million and $63 million income attributed to General partnership interest in a holding subsidiary held by Brookfield.
(2)Average LP units for the three and six months ended June 30, 2024 were 285.2 million and 286.0 million, respectively (2023: 277.6 million and 276.5 million, respectively).
(3)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(4)Average Units outstanding for the three and six months ended June 30, 2024 were 663.3 million and 664.1 million, respectively (2023: 649.6 million and 647.8 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	June 30, 2024	December 31, 2023
Liquidity and Capital Resources
Available liquidity(1)	$4,425	$4,121
Debt to capitalization – Corporate	14%	12%
Debt to capitalization – Consolidated	40%	40%
Non-recourse borrowings – Consolidated	90%	91%
Fixed rate debt exposure on a proportionate basis(2)	96%	96%
Corporate borrowings
Average debt term to maturity(1)	12 years	10 years
Average interest rate(1)	4.5%	4.3%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	11 years	12 years
Average interest rate	5.4%	5.4%
(1)Adjusted to reflect the issuance of C$300 million Series 18 medium-term notes and C$100 million of Series 17 medium-term notes that were issued July 17, 2024.
(2)Total floating rate exposure is 11% (2023: 12%) of which 7% (2023: 8%) is related to floating rate debt exposure of certain regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

Operations
Funds From Operations of $339 million or $0.51 on a per Unit basis is higher than the prior year driven by:
•Contributions from growth, both from acquisitions and roughly 4,700 MW of new development projects reaching commercial operation in the past 12 months;
•Strong all-in pricing across most of our fleet; and
•High asset availability across our portfolio
After deducting non-cash depreciation, foreign exchange and derivative gains or losses and other, net loss attributable to Unitholders for the three months ended June 30, 2024 was $154 million.
We continued to focus on being the partner of choice to procure power
•Advanced commercial priorities, including securing contracts to deliver an incremental 2,700 gigawatt hours per year of generation, of which ~90% of development was contracted with corporate customers, building on the success of our recently announced partnership with Microsoft to deliver over 10.5 GW of renewable capacity between 2026 and 2030
Liquidity and Capital Resources
Our best-in-class balance sheet with investment grade BBB+ credit rating and access to diverse sources of capital continue to differentiate our business and enable us to opportunistically invest when capital becomes scarce
•Our balance sheet is very strong and we have $4.4 billion of available liquidity providing us the flexibility to deploy scale capital in the current environment where we are seeing a significant volume of opportunities to invest at attractive risk adjusted returns
•During the quarter we took advantage of tightening spreads by executing $1.7 billion of project level financings. We continue to execute on opportunities to refinance project level debt extending maturities in what is a constructive market for investment grade financings
•In July, we opportunistically issued C$300 million of 10-year notes and C$100 million of 30-year notes at 4.9% and 5.4% respectively. The issuances extended our average corporate debt maturity beyond 12 years at an attractive cost of capital
•We have executed or signed asset sales generating over $400 million ($250 million net to Brookfield Renewable) and two times our invested capital. We continue to see strong demand for high-quality, de-risked, operating renewable power assets and expect to sell a number of assets this year generating approximately $3 billion of proceeds ($1.3 billion net to Brookfield Renewable) at attractive returns.
Growth and Development
Together with our institutional partners, we have deployed or committed to deploy $8.6 billion of capital (approximately $970 million net to Brookfield Renewable) across multiple investments globally, further diversifying our business and adding leading platforms in attractive regions, including:
•Agreed to acquire a 53% controlling stake in Neoen, a global renewable platform with market leading positions in each of France, Australia and the Nordics. Neoen has 8 GW of operating and in construction renewable power and energy storage assets, and a 20 GW advanced stage pipeline. After regulatory approvals, which are expected in the fourth quarter of this year, we will launch a tender offer for the remaining shares. Our offer to acquire 100% of the outstanding shares of Neoen is for $6.7 billion (up to $540 million net to Brookfield Renewable).
•We acquired a 74% interest in Leap Green, a leading wind focused commercial and industrial renewable business in India, with ~500 MW of operating capacity and an almost 3 GW development pipeline for initial consideration of $89 million (expected $18 million net to Brookfield Renewable) with the opportunity to invest an incremental $121 million with a path to achieving a 98% interest (expected $24 million net to Brookfield Renewable).
•We acquired the operating and development platform of Hanmaeum Energy, a South Korean solar-focused renewables platform with 340 MW of operating and near construction distributed generation capacity and a 2.2 GW pipeline for upfront payments of $30 million (expected $6 million net to Brookfield Renewable) with the potential to deploy up to $468 million of incremental capital (expected $96 million net to Brookfield Renewable).
•Agreed to acquire a 75% interest in a leading renewables development platform in Australia with over 2 GW of wind and co-located battery development projects for $162 million ($32 million net to Brookfield Renewable) with the opportunity to invest an incremental $408 million ($82 million net to Brookfield Renewable).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

We continue to accelerate our development activities
•We continued to grow and advance our development pipeline which now stands at over 200 GW with 65 GW at the advanced stage. We expect to commission approximately 7 GW of new capacity this year, which will add approximately $90 million of annual incremental FFO.

With lower capital costs, higher potential revenues and increasing demand we are deploying capital into battery storage solutions and were awarded twenty-year capacity contracts for 400 MW of battery storage from the grid operator in Ontario through a joint venture. With our development projects and the closing of our Neoen acquisition, we will be one of the largest battery developers with 2,300 MW of operating and under construction capacity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2024	2023	2024	2023
Revenues	$1,482	$1,205	$2,974	$2,536
Direct operating costs	(618)	(425)	(1,252)	(826)
Management service costs	(53)	(55)	(98)	(112)
Interest expense	(489)	(402)	(965)	(796)
Depreciation	(517)	(458)	(1,019)	(887)
Income tax expense	(19)	(19)	(33)	(43)
Net income (loss)	$(88)	$151	$(158)	$328
	Average FX rates to USD
C$	1.37	1.34	1.36	1.35
	€0.93	0.92	0.92	0.93
R$	5.22	4.95	5.09	5.07
COP	3,927	4,431	3,921	4,596
Variance Analysis For The Three Months Ended June 30, 2024
Revenues totaling $1,482 million represents an increase of $277 million over the same period in the prior year due to the growth of our business, inflation escalation on contracted generation and high asset availability. Recently acquired and commissioned facilities contributed 3,957 GWh of generation and $221 million to revenues, which was partly offset by our recently completed asset sales that reduced generation by 76 GWh and revenues by $7 million. On a same store, constant currency basis, revenue increased by $37 million as the benefits from inflation escalation on our contracted generation in Canada, Brazil and Colombia and higher resources across our wind and U.S. hydro assets were partially offset by lower resources at our Canadian hydro portfolio and Colombian hydro assets, which experienced drier El Niño conditions.
The strengthening of the Colombian peso relative to the U.S. dollar compared to the same period in the prior year was partially offset by the relative weakening of the Canadian dollar, Euro and Brazilian real, increasing revenues by $26 million, which was offset by a $27 million unfavorable foreign exchange impact on our direct operating costs and interest expense for the quarter.
Direct operating costs totaling $618 million represents an increase of $193 million over the same period in the prior year primarily due to additional costs from our recently acquired and commissioned facilities including the growth of our business, higher power purchases in Colombia, which are passed through to consumers and the above noted foreign exchange fluctuations, which were partially offset by our recently completed asset sales.
Management service costs totaling $53 million represents a decrease of $2 million over the same period in the prior year.
Interest expense totaling $489 million represents an increase of $87 million over the same period in the prior year due to recent acquisitions, financing initiatives to fund development activities and the above noted foreign exchange fluctuations.
Depreciation expense totaling $517 million represents an increase of $59 million over the same period in the prior year due to the growth of our business.
Net loss totaling $88 million represents a decrease of $239 million over the prior year primarily due to the above noted items.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

Variance Analysis For The Six Months Ended June 30, 2024
Revenues totaling $2,974 million represents an increase of $438 million over the same period in the prior year due to the growth of our business, inflation escalation on contracted generation and high asset availability. Recently acquired and commissioned facilities contributed 8,039 GWh of generation and $452 million to revenue, which was partly offset by recently completed asset sales that reduced generation by 664 GWh and revenue by $49 million. On a same store, constant currency basis, revenues decreased by $58 million as the benefits from inflation escalation on our contracted generation in Canada, Brazil and Colombia and higher resources at our U.S. hydro assets were offset by lower resources at our Canadian hydro portfolio and our Colombia hydro portfolio that benefited from above LTA conditions in the prior year.
The strengthening of the Colombian peso and Euro relative to the U.S. dollar compared to the same period in the prior year was partially offset by the relative weakening of the Brazilian real and Canadian dollar, increasing revenues by $93 million, which was partly offset by a $76 million unfavorable foreign exchange impact on our operating and interest expense for the year.
Direct operating costs totaling $1,252 million represents an increase of $426 million over the same period in the prior year primarily due to additional costs from our recently acquired and commissioned facilities and higher power purchases in Colombia, which are passed through to our customers and the above noted foreign exchange fluctuations partly offset by our recently completed asset sales.
Management service costs totaling $98 million represents a decrease of $14 million over the same period in the prior year.
Interest expense totaling $965 million represents an increase of $169 million over the same period in the prior year due to recent acquisitions, financing initiatives to fund development activities and the above noted foreign exchange fluctuations.
Depreciation expense totaling $1,019 million represents an increase of $132 million over the same period in the prior year due to the growth of our business and the strengthening of the Colombian peso relative to the U.S. dollar.
Net loss totaling $158 million represents a decrease of $486 million over the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	June 30, 2024	December 31, 2023
Assets held for sale	$412	$—
Current assets	4,202	4,610
Equity-accounted investments	2,530	2,546
Property, plant and equipment, at fair value	61,826	64,005
Total assets	73,799	76,128
Liabilities directly associated with assets held for sale	173	—
Corporate borrowings	3,896	2,833
Non-recourse borrowings	25,857	26,869
Deferred income tax liabilities	6,858	7,174
Total liabilities and equity	73,799	76,128
	Spot FX rates to USD
C$	1.37	1.33
	€0.93	0.91
R$	5.56	4.84
COP	4,148	3,822
Property, plant and equipment
Property, plant and equipment totaled $61.8 billion as at June 30, 2024 compared to $64.0 billion as at December 31, 2023, representing a decrease of $2.2 billion. Our continued investments in the development of power generating assets increased property, plant and equipment by $1.4 billion. The increase was offset by $0.7 billion of property, plant and equipment disposed or being classified as held for sale, the strengthening of the U.S. dollar versus most currencies that decreased property, plant and equipment by $1.9 billion, and depreciation expense of $1.0 billion.
Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled $412 million and $173 million, respectively, as at June 30, 2024 compared to nil and nil, respectively, as at December 31, 2023.
In the second quarter of 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 30 MW hydroelectric asset in the U.S.
In the second quarter of 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 85 MW portfolio of biomass facilities in Brazil.
In the second quarter of 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 60 MW battery storage asset in the U.S.
As at June 30, 2024, assets held for sale includes a 67 MW portfolio of wind assets in the United Kingdom, a 90 MW portfolio of hydroelectric assets in Brazil, and a 6 MW distributed generation asset in the U.S.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Corporation.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities. Brookfield will support the price that Brookfield Renewable receives for energy generated by certain facilities in the United States.
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional partners, has access to financing using the Private Funds’ credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2024 and the draws bear interest at Secured Overnight Financing Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation. Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at June 30, 2024 (December 31, 2023: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three and six months ended June 30, 2024 totaled nil (2023: nil, respectively).
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 28 - Related party transactions in Brookfield Renewable’s December 31, 2023 audited consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2024	2023	2024	2023
Revenues
Power purchase and revenue agreements	$(8)	$(32)	$8	$12

Direct operating costs
Energy marketing fee and other services	(5)	(4)	(5)	(5)

Interest expense
Borrowings	$(13)	$(7)	$(27)	$(12)
Contract balance accretion	(9)	(7)	(17)	(15)
	$(22)	$(14)	$(44)	$(27)

Other
Distribution income	$1	$4	$3	$5
Other related party services	$2	$1	$3	$1
Financial instrument gain	$—	$4	$2	$9

Management service costs	$(53)	$(55)	$(98)	$(112)

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	June 30, 2024	December 31, 2023
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$65	$61
Due from related parties
Amounts due from	Brookfield(1)	359	1,386
	Equity-accounted investments and other	30	57
		389	1,443
Non-current assets
Financial instrument assets	Brookfield	86	170

Other long-term assets
Contract asset	Brookfield	282	314

Amounts due from	Equity-accounted investments and other	135	135
Current liabilities
Contract liability	Brookfield	41	35

Financial instrument liabilities	Brookfield Reinsurance	1	2

Due to related parties
Amounts due to	Brookfield(2)	559	541
	Equity-accounted investments and other	19	13
	Brookfield Reinsurance	230	242
Accrued distributions payable on LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	42	39
		850	835
Non-current liabilities
Financial instrument liabilities	Brookfield Reinsurance	2	2

Due to related parties
Amounts due to	Brookfield(2)	460	496
	Brookfield Reinsurance	201	208
	Equity-accounted investments and other	21	1
		682	705

Corporate borrowings	Brookfield Reinsurance	7	8

Non-recourse borrowings	Brookfield Reinsurance and associates	99	101

Other long-term liabilities
Contract liability	Brookfield	684	680

Equity
Preferred limited partners equity	Brookfield Reinsurance and associates	$11	$11
(1)Includes receivables of $272 million (2023: $1,328 million) associated with the Brookfield Global Transition Fund credit facility
(2)Includes payables of nil (2023: $6 million), $83 million (2023: $81 million), and $290 million (2023: $307 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund, and Brookfield Global Transition Fund II credit facilities, respectively

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at June 30, 2024, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $32 million and $65 million were declared during the three and six months ended June 30, 2024 (2023: $28 million and $55 million, respectively).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2024, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In December 2023, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares to December 17, 2024, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during the three months ended June 30, 2024 and 2023.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $10 million and $17 million (2023: $7 million and $14 million, respectively) on the perpetual subordinated notes during the three and six months ended June 30, 2024. Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity.
During the first quarter of 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $150 million of perpetual subordinated notes at a fixed rate of 7.25%.
Preferred limited partners' equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
In December 2023, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2024, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No units were repurchased during the three and six months ended June 30, 2024 and 2023.
In the second quarter of 2024, Brookfield Renewable redeemed all of the outstanding units of Series 15 Preferred Units for C$175 million.
Limited partners' equity, Redeemable/Exchangeable partnership units, and exchangeable shares
As at June 30, 2024, Brookfield Holders held a direct and indirect interest of approximately 48% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 313,640,823 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares, on a combined basis, and the remaining is held by public investors.
During the three and six months ended June 30, 2024, Brookfield Renewable issued 62,494 and 157,512 units, respectively (2023: 65,160 and 137,279 units, respectively) under the distribution reinvestment plan at a total value of $2 million and $4 million, respectively (2023: $2 million and $4 million, respectively).
During the three and six months ended June 30, 2024, holders of BEPC exchangeable shares exchanged 7,459 and 10,142 exchangeable shares (2023: 833 and 2,575 exchangeable shares, respectively) for an equivalent number of LP units amounting to less than $1 million LP units (2023: less than $1 million).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

In December 2023, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,361,497 LP units and 8,982,586 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2024, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three and six months ended June 30, 2024, there were 983,400 and 2,279,654 LP units, respectively (2023: nil and nil, respectively) repurchased at a total cost of $23 million and $52 million, respectively (2023: nil and nil, respectively). During the three and six months ended June 30, 2024, there was 1,063,400 and 2,279,654 LP units, respectively (2023: nil and nil, respectively) cancelled. During the three and six months ended June 30, 2024 and 2023, there were no BEPC exchangeable shares repurchased.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations which are non-IFRS measures.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric
North America	2,987	3,028	3,562	3,569	$256	$274	$165	$181	$97	$114
Brazil	1,029	1,062	1,020	1,020	53	58	35	42	30	36
Colombia	670	904	908	907	72	66	31	47	9	21
	4,686	4,994	5,490	5,496	381	398	231	270	136	171
Wind	2,108	1,435	2,444	1,767	154	129	136	132	103	106
Utility-scale solar	1,109	659	1,262	842	120	110	117	107	91	77
Distributed energy & storage	395	375	326	291	61	68	54	53	44	45
Sustainable solutions	—	—	—	—	114	14	51	11	42	10
Corporate	—	—	—	—	—	—	40	13	(77)	(97)
Total	8,298	7,463	9,522	8,396	$830	$719	$629	$586	$339	$312
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$381	$398
Other income	11	10
Direct operating costs	(161)	(138)
Adjusted EBITDA	231	270
Interest expense	(91)	(89)
Current income taxes	(4)	(10)
Funds From Operations	$136	$171

Generation (GWh) – LTA	5,490	5,496
Generation (GWh) – actual	4,686	4,994
Average revenue per MWh	72	74
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended June 30:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2024	2023	2024	2023	2024	2023	2024	2023
North America
United States	2,045	1,931	$85	$88	$108	$109	$69	$71
Canada	942	1,097	67	68	57	72	28	43
	2,987	3,028	79	81	165	181	97	114
Brazil	1,029	1,062	52	55	35	42	30	36
Colombia	670	904	75	73	31	47	9	21
Total	4,686	4,994	$72	$74	$231	$270	$136	$171
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business was $97 million versus $114 million in the prior year as the benefit from inflation indexation on our contracted generation was offset by lower generation and lower average revenue per MWh due primarily to generation mix (resource was lowest in high value markets) and the weakening of the Canadian dollar versus the U.S. dollar.
Brazil
Funds From Operations at our Brazilian business was $30 million versus $36 million in the prior year as the benefit of LTA generation and inflation indexation of our contracted generation was offset by weaker pricing realized on our uncontracted generation and the weakening of the Brazilian real versus the U.S. dollar.
Colombia
Funds From Operations at our Colombian business was $9 million versus $21 million in the prior year as the benefits from higher average revenue per MWh due to inflation indexation on contracted generation and higher pricing realized on our uncontracted generation was offset by below LTA generation due to drier El Niño conditions.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$154	$129
Other income	41	42
Direct operating costs	(59)	(39)
Adjusted EBITDA	136	132
Interest expense	(29)	(24)
Current income taxes	(4)	(2)
Funds From Operations	$103	$106

Generation (GWh) – LTA	2,444	1,767
Generation (GWh) – actual	2,108	1,435
Average revenue per MWh(1)(2)	71	80
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Average revenue per MWh was adjusted to normalize the quarterly impact of the market pricing on our regulated assets in Spain. Normalized price was calculated using the regulated parameters as of the respective period.

Funds From Operations at our wind business was $103 million in 2024 versus $106 million in the prior year as the benefit from newly acquired and commissioned facilities, stronger year on year generation and a gain on the partial sale of certain North American development assets was offset by lower average revenue per MWh as a result of adjustments to the regulated price earned by our Spanish assets that decreased revenues in the short term but has no impact on value given the regulatory construct.
UTILITY-SCALE SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$120	$110
Other income	30	15
Direct operating costs	(33)	(18)
Adjusted EBITDA	117	107
Interest expense	(26)	(28)
Current income taxes	—	(2)
Funds From Operations	$91	$77

Generation (GWh) – LTA	1,262	842
Generation (GWh) – actual	1,109	659
Average revenue per MWh(1)(2)	115	183
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Average revenue per MWh was adjusted to normalize the quarterly impact of the market pricing on our regulated assets in Spain. Normalized price was calculated using the regulated parameters as of the respective period.

Funds From Operations at our utility-scale solar business was $91 million versus $77 million in the prior year as the benefit from newly acquired and commissioned facilities, stronger year on year generation and a gain on partial sale of certain development portfolios in North America and Europe was partially offset by lower average revenue per MWh as a result of adjustments to the regulated price earned by our Spanish assets that decreased revenues in the short term but has no impact on value given the regulatory construct.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

DISTRIBUTED ENERGY & STORAGE OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & sustainable solutions business for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$61	$68
Other income	12	2
Direct operating costs	(19)	(17)
Adjusted EBITDA	54	53
Interest expense	(9)	(8)
Current income taxes	(1)	—
Funds From Operations	$44	$45

Generation (GWh) – LTA	326	291
Generation (GWh) – actual	395	375
Funds From Operations at our distributed energy & sustainable solutions business was $44 million versus $45 million in the prior year as the benefits from recently acquired and commissioned facilities and higher contributions from pumped storage due to higher grid stability prices and the timing of maintenance activities in the prior year were offset by lower generation on a same store basis.
SUSTAINABLE SOLUTIONS OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for sustainable solutions business for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$114	$14
Other income	29	7
Direct operating costs	(92)	(10)
Adjusted EBITDA	51	11
Interest expense	(8)	(1)
Current income taxes	(1)	—
Funds From Operations	$42	$10
Funds From Operations at our sustainable solutions business were $42 million in 2024 versus $10 million in the prior year due to growth and development including our investment in Westinghouse.
CORPORATE
The following table presents our results for Corporate for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Other income	$50	$22
Direct operating costs	(10)	(9)
Adjusted EBITDA	40	13
Management service costs	(53)	(55)
Interest expense	(39)	(32)
Distributions(1)	(25)	(23)
Funds From Operations	$(77)	$(97)
(1)Distributions on Preferred Units, Class A Preference Shares and Perpetual Subordinated Notes.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended June 30, 2024:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$26	$(39)	$19	$8	$(18)	$17	$9	$(110)	$(88)
Add back or deduct the following:
Depreciation	103	19	37	196	128	34	—	—	517
Deferred income tax (recovery) expense	4	(2)	4	(1)	3	3	(1)	(7)	3
Foreign exchange and financial instrument loss (gain)	8	5	(20)	(72)	(2)	(15)	(17)	(3)	(116)
Other(1)	5	44	1	43	37	12	(18)	61	185
Management service costs	—	—	—	—	—	—	—	53	53
Interest expense	91	13	95	118	79	40	6	47	489
Current income tax expense (recovery)	1	2	1	10	2	1	—	(1)	16
Amount attributable to equity accounted investments and non-controlling interests(2)	(73)	(7)	(106)	(166)	(112)	(38)	72	—	(430)
Adjusted EBITDA attributable to Unitholders	$165	$35	$31	$136	$117	$54	$51	$40	$629
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended June 30, 2023:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$28	$9	$56	$59	$39	$(3)	$48	$(85)	$151
Add back or deduct the following:
Depreciation	106	26	31	175	84	28	7	1	458
Deferred income tax expense (recovery)	(27)	(1)	2	9	6	(8)	—	1	(18)
Foreign exchange and financial instrument loss (gain)	4	(1)	(9)	(75)	(28)	12	(53)	(22)	(172)
Other(1)	(8)	1	—	14	(11)	21	—	19	36
Management service costs	—	—	—	—	—	—	—	55	55
Interest expense	89	13	91	81	67	27	9	25	402
Current income tax expense	—	2	23	6	6	—	—	—	37
Amount attributable to equity accounted investments and non-controlling interests(2)	(11)	(7)	(147)	(137)	(56)	(24)	—	19	(363)
Adjusted EBITDA attributable to Unitholders	$181	$42	$47	$132	$107	$53	$11	$13	$586
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended June 30:

(MILLIONS)	2024	2023
Net income (loss)	$(88)	$151
Add back or deduct the following:
Depreciation	517	458
Deferred income tax expense (recovery)	3	(18)
Foreign exchange and financial instruments gain	(116)	(172)
Other(1)	185	36
Amount attributable to equity accounted investments and non-controlling interest(2)	(162)	(143)
Funds From Operations	$339	$312
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings (loss) per LP unit is reconciled to Funds From Operations per Unit, for the three months ended June 30:

	2024	2023
Basic loss per LP unit(1)	$(0.28)	$(0.10)
Depreciation	0.39	0.38
Foreign exchange and financial instruments gain	(0.05)	(0.08)
Deferred income tax recovery	(0.01)	(0.05)
Other(2)	0.46	0.33
Funds From Operations per Unit(3)	$0.51	$0.48
(1)During the three months ended June 30, 2024, on average there were 285.2 million LP units outstanding (2023: 277.6 million).
(2)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(3)Average units outstanding, for the three months ended June 30, 2024, were 663.3 million (2023: 649.6 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

CONTRACT PROFILE
We operate our power business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity will rise due to electrification of the global economy including segments like industrial and transportation as well as from increasing digitalization. We also expect demand for clean power to grow as renewables are the cheapest form of bulk electricity generation, on the increasing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our power contracts over the next five years for generation output in North America, Brazil, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia hydroelectric portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 80%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our power portfolio has a weighted-average remaining contract duration of 13 years on a proportionate basis.

(GWh, except as noted)	Balance of 2024	2025	2026	2027	2028
Hydroelectric
North America
United States(1)	3,010	6,675	5,632	5,412	4,749
Canada	1,678	3,620	3,620	3,620	3,620
	4,688	10,295	9,252	9,032	8,369
Wind	4,153	8,348	8,249	7,949	7,814
Utility-scale solar	2,192	4,186	4,179	4,165	4,124
Distributed energy & storage	570	1,060	1,044	1,025	1,012
Sustainable solutions	17	47	44	44	43
Contracted on a proportionate basis	11,620	23,936	22,768	22,215	21,362
Uncontracted on a proportionate basis	1,228	3,463	4,631	5,184	6,037
Long-term average on a proportionate basis	12,848	27,399	27,399	27,399	27,399
Non-controlling interests	22,203	45,982	45,982	45,982	45,982
Total long-term average	35,051	73,381	73,381	73,381	73,381
Contracted generation as a % of total generation on a proportionate basis	90%	87%	83%	81%	78%
Price per MWh – total generation on a proportionate basis	$77	$77	$79	$80	$82
(1)Includes generation of 553 GWh for 2024, 1,322 GWh for 2025, and 967 GWh for 2026, 725 GWh for 2027, and 63 GWh for 2028 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 14 years in North America, 14 years in Europe, 10 years in Brazil, 4 years in Colombia, and 15 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.
In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (35%), distribution companies (23%), commercial & industrial users (31%) and Brookfield (11%).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 90% of debt is non-recourse.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Corporate credit facility(1)(2)	$8	$—	$8	$—
Commercial paper(1)	739	183	739	183
Debt
Medium term notes(3)(4)	3,161	2,660	3,161	2,660
Non-recourse borrowings(5)	—	—	26,028	27,020
	3,161	2,660	29,189	29,680
Deferred income tax liabilities, net(6)	—	—	6,610	6,930
Equity
Non-controlling interest	—	—	18,099	18,863
Preferred equity	565	583	565	583
Perpetual subordinated notes	738	592	738	592
Preferred limited partners' equity	634	760	634	760
Unitholders' equity	7,945	9,181	7,945	9,181
Total capitalization	$13,043	$13,776	$63,780	$66,589
Debt-to-total capitalization	24%	19%	46%	45%
Debt-to-total capitalization (market value)(7)	14%	12%	40%	40%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not permanent sources of capital.
(2)Draws on credit facilities are adjusted to reflect repayments funded by the net proceeds from the issuance of C$300 million Series 18 medium-term notes and C$100 million of Series 17 medium-term notes that were issued July 17, 2024.
(3)Medium term notes are unsecured and guaranteed by Brookfield Renewable and exclude $12 million (2023: $10 million) of deferred financing fees, net of unamortized premiums.
(4)Medium term notes as at June 30, 2024 is adjusted to reflect the issuance of C$300 million Series 18 medium-term notes and C$100 million of Series 17 medium-term notes that were issued July 17, 2024.
(5)Consolidated non-recourse borrowings include $1,514 million (2023: $2,626 million) borrowed under a subscription facility of a Brookfield sponsored private fund and exclude $162 million (2023: $140 million) of deferred financing fees and $9 million (2023: $11 million) of unamortized premiums.
(6)Deferred income tax liabilities less deferred income tax assets.
(7)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

AVAILABLE LIQUIDITY
The following tables summarizes the available liquidity:

(MILLIONS)	June 30, 2024	December 31, 2023
Brookfield Renewable's share of cash and cash equivalents	$559	$567
Investments in marketable securities	219	309
Corporate credit facilities
Authorized credit facilities	2,450	2,375
Draws on credit facilities(1)(2)	(158)	(165)
Authorized letter of credit facility	500	500
Issued letters of credit	(320)	(307)
Available portion of corporate credit facilities	2,472	2,403
Available portion of subsidiary credit facilities on a proportionate basis	1,175	842
Available liquidity	$4,425	$4,121
(1)Draws on credit facilities are adjusted to reflect repayments funded by the net proceeds from the issuance of C$300 million Series 18 medium-term notes and C$100 million of Series 17 medium-term notes that were issued July 17, 2024.
(2)Relates to letter of credit issued against Brookfield Renewable’s corporate credit facilities.
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	June 30, 2024			December 31, 2023
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)(1)	Term (years)	Total(1)	Interest rate (%)(1)	Term (years)	Total(1)
Corporate borrowings
Credit facilities(2)	6.6	5	8	N/A	5	—
Commercial paper	5.9	<1	$739	6.0	<1	$183
Medium term notes(3)	4.5	12	3,161	4.3	10	2,660
Proportionate non-recourse borrowings(4)
Hydroelectric	5.8	12	5,006	6.0	12	5,215
Wind	5.4	9	2,323	5.0	9	2,408
Utility-scale solar	4.8	12	2,592	5.1	13	2,596
Distributed energy & storage	4.5	7	929	4.5	8	917
Sustainable solutions	7.1	7	397	6.6	7	391
	5.4	11	11,247	5.4	12	11,527
			15,155			14,370
Proportionate unamortized financing fees, net of unamortized premiums			(95)			(88)
			15,060			14,282
Equity-accounted borrowings			(1,049)			(991)
Non-controlling interests and other(2)(3)(5)			15,742			16,411
As per IFRS Statements			$29,753			$29,702
(1)Includes cash yields on tax equity.
(2)Draws on credit facilities are adjusted to reflect repayments funded by the net proceeds from the issuance of C$300 million Series 18 medium-term notes and C$100 million of Series 17 medium-term notes that were issued July 17, 2024.
(3)Medium term notes as at June 30, 2024 is adjusted to reflect the issuance of C$300 million Series 18 medium-term notes and C$100 million of Series 17 medium-term notes that were issued July 17, 2024.
(4)See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
(5)Includes tax equity liability.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at June 30, 2024:

(MILLIONS)	Balance of 2024	2025	2026	2027	2028	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)(3)	$—	$292	$—	$366	$—	$2,503	$3,161

Non-recourse borrowings
Hydroelectric	27	390	311	167	173	1,282	2,350
Wind	68	78	73	1	186	303	709
Utility-scale solar	2	45	43	8	172	302	572
Distributed energy & storage	6	164	—	40	178	109	497
Sustainable solutions	1	3	2	2	14	334	356
	104	680	429	218	723	2,330	4,484
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	76	147	171	144	168	1,950	2,656
Wind	79	157	162	165	158	893	1,614
Utility-scale solar	92	156	150	153	149	1,320	2,020
Distributed energy & storage	26	34	31	26	27	288	432
Sustainable solutions	2	5	5	5	5	19	41
	275	499	519	493	507	4,470	6,763
Total	$379	$1,471	$948	$1,077	$1,230	$9,303	$14,408
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term notes as at June 30, 2024 is adjusted to reflect the issuance of C$300 million Series 18 medium-term notes and C$100 million of Series 17 medium-term notes that were issued July 17, 2024.
(3)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $12 million (2023: $10 million) of deferred financing fees, net of unamortized premiums.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2028 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.45 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2024	2023	2024	2023
Cash flows provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$379	$421	$770	$901
Changes in due to or from related parties	26	7	84	39
Net change in working capital balances	(174)	(46)	(299)	105
Operating activities	231	382	555	1,045
Financing activities	508	(130)	1,329	510
Investing activities	(894)	(200)	(1,729)	(1,376)
Foreign exchange gain (loss) on cash	(27)	16	(44)	30
Increase (decrease) in cash and cash equivalents	$(182)	$68	$111	$209
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the three and six months ended June 30, 2024 totaled $379 million and $770 million, respectively, compared to $421 million and $901 million in 2023, reflecting the strong operating performance of our business during both periods.
Financing Activities
Cash flows provided by financing activities totaled $508 million and $1,329 million for the three and six months ended June 30, 2024. The strength of our balance sheet and disciplined access to diverse sources of capital to fund our growth as discussed below allowed us to generate net proceeds of $1,390 million and $2,647 million for the three and six months ended June 30, 2024 from corporate and non-recourse financings including the issuance of C$400 million ($297 million) of medium term notes and the issuance of $150 million perpetual green subordinated notes in the first quarter of 2024, net inflows from related parties, and capital contributions from participating non-controlling interests.
Distributions paid during the three and six months ended June 30, 2024 to Unitholders were $271 million and $531 million, respectively (2023: $246 million and $489 million, respectively). We increased our distributions to $1.42 per LP unit in 2024 on an annualized basis (2023: $1.35), representing a 5.2% increase per LP unit, which took effect in the first quarter of 2024. The distributions paid during the three and six months ended June 30, 2024, to preferred shareholders, preferred limited partners' unitholders, perpetual subordinated notes, and participating non-controlling interests in operating subsidiaries totaled $269 million and $401 million, respectively (2023: $307 million and $449 million, respectively).
Capital repaid to participating non-controlling interests during the three and six months ended June 30, 2024 totaled $187 million and $203 million, respectively (2023: nil and nil, respectively). Redemption and repurchase of equity instruments during the three and six months ended June 30, 2024 totaled $155 million and $183 million, respectively (2023: nil and nil, respectively).
Cash flows used in and provided by financing activities totaled $130 million and $510 million for the three and six months ended June 30, 2023. The strength of our balance sheet and disciplined access to diverse sources of capital allowed us to fund our growth and generate $423 million and $1,448 million of net proceeds for the three and six months ended June 30, 2023 from corporate and non-recourse financings including the issuance of C$400 million ($293 million) of medium term notes, net inflows from related parties, capital contributions from participating non-controlling interest and $630 million of equity financing net of transaction fees through a bought deal of both LP units and BEPC exchangeable shares, and a concurrent private placement of LP units.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

Investing Activities
Cash flows used in investing activities totaled $894 million and $1,729 million for the three and six months ended June 30, 2024. During the year, we invested $11 million into growth including investments to increase our ownership in a leading commercial and industrial renewable development platform. Our continued investment in our property, plant and equipment, including the construction and development of approximately 3,770 MW of wind, solar, distributed generation, and storage development projects in the U.S., 660 MW of wind and solar development projects in Brazil, and 1,070 MW of wind and solar development assets in India totaled $820 million and $1,660 million for the three and six months ended June 30, 2024. We generated proceeds of $278 million and $283 million during the three and six months ended June 30, 2024 from the sale of a 30 MW hydroelectric asset and a 60 MW battery storage asset in the U.S., a 85 MW portfolio of biomass facilities in Brazil, and the sale of certain financial securities.
Cash flows used in investing activities totaled $200 million and $1,376 million for the three and six months ended June 30, 2023. During the year, we invested $684 million (net of asset sales) into growth including investments in a renewable platforms in India with 14,500 megawatts of operating and development assets, a 136 MW portfolio of operating wind assets in Brazil, a distributed generation platform with approximately 730 MW of development pipeline in Brazil, and a 200 MW solar development project in China. Our continued investment in our property, plant and equipment, including the construction of over 200 MW of our utility-scale solar facility in Brazil, 100 MW of our utility-scale solar facility in Colombia, 148 MW of wind assets in China, as well as the continued advancement of over 100 MW of distributed energy portfolio in the United States and 400 MW of wind assets in Brazil and United States was $484 million and $1,056 million for the three and six months ended June 30, 2023, respectively, were partially offset by proceeds of $376 million and $379 million generated from the sale of equity and debt securities for the three and six months ended June 30, 2023, respectively.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

SHARES, UNITS AND NOTES OUTSTANDING
Shares, units and notes outstanding are as follows:

	June 30, 2024	December 31, 2023
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes
Balance, beginning of year	24,400,000	24,400,000
Issuance	6,000,000	—
Balance, end of period	30,400,000	24,400,000
Preferred Units(2)
Balance, beginning of year	38,000,000	38,000,000
Redemption of preferred LP Units(3)	(7,000,000)	—
Balance, end of period	31,000,000	38,000,000
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares
Balance, beginning of year	179,651,526	172,218,098
Issuance	—	7,441,893
Exchanged for BEP LP units	(10,142)	(8,465)
Balance, end of period	179,641,384	179,651,526
LP units
Balance, beginning of year	287,164,340	275,358,750
Issuance	—	13,348,270
Repurchase of LP units for cancellation	(2,279,654)	(1,856,044)
Distribution reinvestment plan	157,512	304,899
Issued in exchange for BEPC exchangeable shares	10,142	8,465
Balance, end of period	285,052,340	287,164,340
Total LP units on a fully-exchanged basis(4)	659,181,663	661,303,805
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2028); 8,000,000 Series 17 Preferred Units are outstanding; and 6,000,000 Series 18 Preferred Units are outstanding.
(3)During the year, Brookfield Renewable redeemed all of the 7,000,000 outstanding units of Series 15 Preferred Limited Partnership Units.
(4)The fully-exchange amounts assume the exchange of all Redeemable/Exchangeable partnership units and BEPC exchangeable shares for LP Units.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid for the three and six months ended June 30:

	Three months ended June 30, 2024				Six months ended June 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2024	2023	2024	2023	2024	2023	2024	2023
Class A Preference Shares	$6	$6	$6	$6	$13	$13	$13	$13
Perpetual Subordinated Notes	10	7	10	7	17	14	17	14
Class A Preferred LP units	9	10	9	10	20	20	20	20
Participating non-controlling interests – in operating subsidiaries	244	243	244	284	351	401	351	402
GP interest and incentive distributions	33	29	30	29	67	57	63	57
Redeemable/Exchangeable partnership units	69	66	69	65	139	133	138	131
BEPC Exchangeable shares	64	61	67	61	129	119	131	119
LP units	101	92	105	91	204	189	199	182
CONTRACTUAL OBLIGATIONS
Please see Note 18 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings and guarantees to third-parties for certain transactions.
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021, December 2021 and March 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million, $260 million and $150 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625%, 4.875% and 7.250%, respectively.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2024	2023	2024	2023
Revenues(1)	$—	$—	$—	$—
Gross profit	—	—	—	—
Dividend income from non-guarantor subsidiaries	29	122	46	140
Net income (loss)	10	92	(22)	80
(1)Brookfield Renewable's total revenues for the three and six months ended June 30, 2024 were $1,482 million and $2,974 million, respectively (2023: $1,205 million and $2,536 million, respectively).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

(MILLIONS)	June 30, 2024	December 31, 2023
Current assets(1)	$974	$776
Total assets(2)(3)	2,456	2,521
Current liabilities(4)	8,969	8,399
Total liabilities(4)	9,320	8,455
(1)Amount due from non-guarantor subsidiaries was $824 million (2023: $767 million).
(2)Brookfield Renewable's total assets as at June 30, 2024 and December 31, 2023 were $73,799 million and $76,128 million.
(3)Amount due from non-guarantor subsidiaries was $2,208 million (2023: $2,421 million).
(4)Amount due to non-guarantor subsidiaries was $7,916 million (2023: $8,045 million).

OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at June 30, 2024, letters of credit issued amounted to $2,006 million (2023: $2,126 million).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2024		2023				2022
(MILLIONS, EXCEPT AS NOTED)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total Generation (GWh) – LTA	24,895	22,514	22,641	16,800	18,622	17,636	17,692	15,097
Total Generation (GWh) – actual	20,602	20,300	17,006	15,870	17,798	18,875	16,450	14,906
Proportionate Generation (GWh) – LTA	9,530	8,653	8,512	7,112	8,403	7,899	7,655	6,905
Proportionate Generation (GWh) – actual	8,360	8,461	7,151	6,533	7,543	8,243	6,826	6,440
Revenues	$1,482	$1,492	$1,323	$1,179	$1,205	$1,331	$1,196	$1,105
Net income (loss) attributable to Unitholders	(154)	(120)	35	(64)	(39)	(32)	(82)	(136)
Basic loss per LP unit	(0.28)	(0.23)	0.01	(0.14)	(0.10)	(0.09)	(0.16)	(0.25)
Funds From Operations	339	296	255	253	312	275	225	243
Funds From Operations per Unit	0.51	0.45	0.38	0.38	0.48	0.43	0.35	0.38
Distribution per LP Unit	0.36	0.36	0.34	0.34	0.34	0.34	0.32	0.32

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

PROPORTIONATE RESULTS FOR THE SIX MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the six months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric
North America	6,608	6,604	6,796	6,806	$559	$609	$371	$411	$234	$272
Brazil	2,043	2,269	2,028	2,028	112	119	77	87	66	74
Colombia	1,364	1,914	1,751	1,760	151	132	76	95	29	44
	10,015	10,787	10,575	10,594	822	860	524	593	329	390
Wind	4,236	3,112	4,944	3,765	324	271	257	239	190	184
Utility-scale solar	1,829	1,143	2,106	1,410	213	198	207	176	152	117
Distributed energy & storage	679	608	551	484	113	129	97	98	78	78
Sustainable solutions	—	—	—	—	233	33	86	23	75	21
Corporate	—	—	—	—	—	—	33	16	(189)	(203)
Total	16,759	15,650	18,176	16,253	$1,705	$1,491	$1,204	$1,145	$635	$587
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the six months ended June 30, 2024:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$119	$(38)	$47	$17	$(79)	$(11)	$3	$(216)	$(158)
Add back or deduct the following:
Depreciation	207	39	74	406	224	65	4	—	1,019
Deferred income tax (recovery) expense	2	(2)	8	(7)	2	—	(1)	(13)	(11)
Foreign exchange and financial instrument gain	(40)	8	(9)	(147)	5	(7)	(40)	(6)	(236)
Other(1)	(40)	48	(5)	14	16	(12)	(8)	77	90
Management service costs	—	—	—	—	—	—	—	98	98
Interest expense	175	30	192	229	164	72	9	94	965
Current income tax expense	2	4	16	19	2	2	—	(1)	44
Amount attributable to equity accounted investments and non-controlling interests(2)	(54)	(12)	(247)	(274)	(127)	(12)	119	—	(607)
Adjusted EBITDA attributable to Unitholders	$371	$77	$76	$257	$207	$97	$86	$33	$1,204
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the six months ended June 30, 2023:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$189	$19	$123	$88	$(9)	$23	$75	$(180)	$328
Add back or deduct the following:
Depreciation	209	49	59	325	166	57	21	1	887
Deferred income tax (recovery) expense	(4)	(1)	4	9	5	(22)	1	(29)	(37)
Foreign exchange and financial instrument loss (gain)	(89)	(2)	(9)	(115)	(26)	2	(52)	(27)	(318)
Other(1)	11	5	2	19	1	37	(13)	48	110
Management service costs	—	—	—	—	—	—	—	112	112
Interest expense	181	25	170	143	132	50	20	75	796
Current income tax expense	1	4	54	10	11	—	—	—	80
Amount attributable to equity accounted investments and non-controlling interests(2)	(87)	(12)	(308)	(240)	(104)	(49)	(29)	16	(813)
Adjusted EBITDA attributable to Unitholders	$411	$87	$95	$239	$176	$98	$23	$16	$1,145
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations for the for the six months ended June 30:

(MILLIONS)	2024	2023
Net income (loss)	$(158)	$328
Add back or deduct the following:
Depreciation	1,019	887
Deferred income tax (recovery)	(11)	(37)
Foreign exchange and financial instruments gain	(236)	(318)
Other(1)	90	110
Amount attributable to equity accounted investments and non-controlling interest(2)	(69)	(383)
Funds From Operations	$635	$587
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic loss per LP unit is reconciled to Funds From Operations per Unit, for the six months ended June 30:

	Six months ended June 30
	2024	2023
Basic loss per LP unit(1)	$(0.51)	$(0.20)
Depreciation	0.77	0.75
Foreign exchange and financial instruments gain	(0.11)	(0.14)
Deferred income tax recovery	(0.05)	(0.05)
Other	0.86	0.55
Funds From Operations per Unit(2)	$0.96	$0.91
(1)During the six months ended June 30, 2024, on average there were 286.0 million (2023: 276.5 million).
(2)Average units outstanding for the six months ended June 30, 2024 were 664.1 million (2023: 647.8 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and material accounting policy information in our audited consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
RECENTLY ADOPTED ACCOUNTING STANDARDS
International Tax Reform - Amendments to IAS 12- Pillar Two model rules
Brookfield Renewable operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. Brookfield Renewable will recognize the top-up tax as a current tax as and when it is incurred but has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax. There is no material current tax impact for the period ended June 30, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of Brookfield Renewable.
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. Brookfield Renewable noted no material impact.
FUTURE CHANGES IN ACCOUNTING POLICIES
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the International Accounting Standards Board (IASB) issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable has not yet determined the impact of this standard on its disclosures.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the six months ended June 30, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to acquire a 75% interest ( 15% net to Brookfield renewable) in a leading renewables development platform in Australia with over 2 GW of wind and co-located battery development projects, for $162 million ($32 million net to Brookfield Renewable) with the opportunity for follow on investment.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of an approximate 74% interest in a leading wind focused commercial and industrial renewable business in India, with 500 MW of operating assets and an approximate 3 GW development pipeline. The transaction structure consists of an upfront payment of approximately $89 million ($18 million net to Brookfield Renewable) with the opportunity for follow on investment.
Subsequent to the quarter, Brookfield Renewable issued C$300 million of Series 18 medium-term notes. The medium-term notes have a fixed interest rate of 4.96% and a maturity date of October 30, 2034. The Series 18 medium-term notes are corporate-level green bonds.
Subsequent to the quarter, Brookfield Renewable issued C$100 million of Series 17 medium-term notes. The medium-term notes have a fixed interest rate of 5.32% and a maturity date of January 10, 2054. The Series 17 medium-term notes are corporate-level green bonds.
Subsequent to the quarter, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preference Series 3 Units during the five years commencing August 1, 2024 will be paid at an annual rate of 6.519%.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of a fully integrated solar-focused renewables platform in South Korea with an operating and under construction portfolio totaling 103 MW of distributed generation assets and a 2.2 GW development pipeline for an upfront payment of $17 million (expected $3.4 million net to Brookfield Renewable) and total consideration of approximately $37 million (expected $7 million net to Brookfield Renewable) with the opportunity for follow on investment.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 70% interest in a 238 MW portfolio of utility-scale solar development assets in South Korea for $13 million (expected $3 million net to Brookfield Renewable) with the potential to deploy up to an incremental $104 million (expected $21 million net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 150 MW wind facility in China for proceeds of approximately $42 million ($8 million net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable, together with its institutional partner, subscribed for additional shares in Powen. The subscription increased our total interest in Powen to approximately 50% (10% net to Brookfield Renewable).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request with LP units, rather than cash, on a one-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield, as holder of BEPC exchangeable shares and Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units, the BEPC exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units, and GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
Actual and Long-term Average Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Utility-scale solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control or have significant influence over the entities that own certain renewable power and sustainable solution investments. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2023 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation and pumped storage), 5) sustainable solutions (agricultural renewable natural gas, carbon capture and storage, recycling, cogeneration, biomass, nuclear services, and power transformation), and 6) corporate – with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil).This best reflects the way in which the CODM reviews results of our company.
The reporting to the CODM was revised during the fourth quarter of 2023 to disaggregate the distributed energy & sustainable solutions business into distributed energy & storage and sustainable solutions. This change is consistent with the development of Brookfield Renewable’s business as distributed generation and sustainable solutions continue to grow as a more significant component of the business. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & storage and sustainable solutions.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 5 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts ("MW") attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items, and including investment tax credits not allocated to tax equity partners. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business and including investment tax credits not allocated to tax equity partners. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were that were recorded in equity and not otherwise reflected in the current period. In the unaudited interim consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable's share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and result of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; changes to resource availability, as a result of climate change or otherwise, at any of our renewable power facilities; supply, demand, volatility and marketing in the energy markets; our inability to re-negotiate or replace expiring contracts (including PPAs, power guarantee agreements or similar long-term agreements, between a seller and a buyer of electrical power generation)on similar terms; an increase in the amount of uncontracted generation in our renewable power portfolio or a change in the contract profile for future renewable power projects; availability and access to interconnection facilities and transmission systems; our ability to comply with, secure, replace or renew concessions, licenses, permits and other governmental approvals needed for our operating and development projects; our real property rights for our facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our existing facilities and of developing new projects; equipment failures and procurement challenges; increased regulation of and third party opposition to our nuclear services business’s customers and operations; failure of the nuclear power industry to expand ;insufficient indemnification for our nuclear services business; our reliance on computerized business systems, which could expose us to cyber-attacks; dam failures and the costs and potential liabilities associated with such failures; uninsurable losses and higher insurance premiums; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; force majeure events; health, safety, security and environmental risks; energy marketing risks and our ability to manage commodity and financial risk; the termination of, or a change to, the MRE balancing pool in Brazil; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; our operations being affected by local communities; newly developed technologies or new business lines in which we invest not performing as anticipated; advances in technology that impair or eliminate the competitive advantage of our projects; increases in water rental costs (or similar fees) or changes to the regulation of water supply; labor disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations and fund growth due to the status of the capital markets or our ability to complete capital recycling initiatives; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; the incurrence of debt at multiple levels within our organizational structure; restrictions on our ability to engage in certain activities or make distributions due to our indebtedness; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our hedging strategy or otherwise; our inability to identify sufficient investment opportunities and complete transactions; political instability or changes in government policy negatively impacting our business or assets; changes to our current business, including through future sustainable solutions investments; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop the projects in our development pipeline; delays, cost overruns and other problems associated with the construction and operation of our facilities and risks associated with the arrangements we enter into with communities and joint venture partners; we do not have control over all of our operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements; some of our acquisitions may be of distressed companies, which may subject us to increased risks; a decline in the value of our investments in securities, including publicly traded securities of other companies; the separation of economic interest from control within our organizational structure; the separation of economic interest from control within our organizational structure; our dependence on Brookfield and Brookfield’s significant influence over us; Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest; the departure of some or all of Brookfield’s key professionals; Brookfield acting in a way that is not in our best interests or the best interests of our shareholders or our unitholders; our inability to terminate the Master Services Agreement and the limited liability of the Service

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

Provider under our arrangements with them; Brookfield’s relationship with Oaktree; changes in how Brookfield elects to hold its ownership interests in Brookfield Renewable; changes in the amount of cash we can distribute to our unitholders; future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the BEP units or BEPC exchangeable shares; any changes in the market price of the BEP units and BEPC exchangeable shares; the inability of our unitholders to take part in the management of BEP; limits on unitholders’ ability to obtain favourable judicial forum for disputes related to BEP or to enforce judgements against us; our reliance on subsidiaries to provide funds to pay distributions; changes in tax law and practice; changes to government policies and incentives relating to the renewable power and sustainable solutions industries; adverse impacts of inflationary pressures; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; health, safety, security and environmental risks; force majeure events; foreign currency risk associated with BEP’s distributions; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems and restrictions on foreign direct investment; increased regulation of our operations; we are not subject to the same disclosure requirements as a U.S. domestic issuer; changes in our credit ratings; new regulatory initiatives related to sustainability and ESG; human rights impacts of our business activities; being deemed an “investment company” under the Investment Company Act; the effectiveness of our internal controls over financial reporting; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any date subsequent to the date of this report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This report contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
Reconciliations of each of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit to net income (loss) are presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 5 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	June 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	14	$1,236	$1,141
Restricted cash	15	296	310
Trade receivables and other current assets	16	1,630	1,517
Financial instrument assets	4	239	199
Due from related parties	19	389	1,443
Assets held for sale	3	412	—
		4,202	4,610
Financial instrument assets	4	2,056	1,768
Equity-accounted investments	13	2,530	2,546
Property, plant and equipment, at fair value	7	61,826	64,005
Goodwill	12	1,888	1,944
Deferred income tax assets		248	244
Other long-term assets		1,049	1,011
Total Assets		$73,799	$76,128
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$1,348	$1,539
Financial instrument liabilities	4	730	687
Due to related parties	19	850	835
Corporate borrowings	8	1,031	183
Non-recourse borrowings	8	3,888	4,752
Provisions		36	42
Liabilities directly associated with assets held for sale	3	173	—
		8,056	8,038
Financial instrument liabilities	4	2,519	2,433
Corporate borrowings	8	2,865	2,650
Non-recourse borrowings	8	21,969	22,117
Deferred income tax liabilities		6,858	7,174
Provisions		1,203	1,268
Due to related parties	19	682	705
Other long-term liabilities		1,666	1,764
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	18,099	18,863
General partnership interest in a holding subsidiary held by Brookfield	9	48	55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	2,330	2,684
BEPC exchangeable shares	9	2,152	2,479
Preferred equity	9	565	583
Perpetual subordinated notes	9	738	592
Preferred limited partners' equity	10	634	760
Limited partners' equity	11	3,415	3,963
Total Equity		27,981	29,979
Total Liabilities and Equity		$73,799	$76,128
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended June 30		Six months ended June 30
	Notes	2024	2023	2024	2023
Revenues	19	$1,482	$1,205	$2,974	$2,536
Other income		62	61	96	87
Direct operating costs(1)		(618)	(425)	(1,252)	(826)
Management service costs	19	(53)	(55)	(98)	(112)
Interest expense	8	(489)	(402)	(965)	(796)
Share of (loss) earnings from equity-accounted investments	13	(25)	13	(58)	46
Foreign exchange and financial instruments gain	4	116	172	236	318
Depreciation	7	(517)	(458)	(1,019)	(887)
Other		(27)	59	(39)	5
Income tax (expense) recovery
Current	6	(16)	(37)	(44)	(80)
Deferred	6	(3)	18	11	37
		(19)	(19)	(33)	(43)
Net income (loss)		$(88)	$151	$(158)	$328
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$41	$167	$66	$352
General partnership interest in a holding subsidiary held by Brookfield	9	30	27	63	55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(54)	(20)	(99)	(38)
BEPC exchangeable shares	9	(51)	(18)	(92)	(34)
Preferred equity	9	6	6	13	13
Perpetual subordinated notes	9	10	7	17	14
Preferred limited partners' equity	10	9	10	20	20
Limited partners' equity	11	(79)	(28)	(146)	(54)
		$(88)	$151	$(158)	$328
Basic and diluted loss per LP unit		$(0.28)	$(0.10)	$(0.51)	$(0.20)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended June 30		Six months ended June 30
	Notes	2024	2023	2024	2023
Net income (loss)		$(88)	$151	$(158)	$328
Other comprehensive income (loss) that will not be reclassified to net income (loss)
Revaluations of property, plant and equipment	7	(96)	(2)	(121)	(44)
Actuarial gain (loss) on defined benefit plans		2	(5)	4	(6)
Deferred tax recovery (expense) on above item		—	10	(3)	10
Unrealized gain (loss) on investments in equity securities	4	(1)	2	(1)	2
Equity-accounted investments	13	3	(4)	3	6
Total items that will not be reclassified to net income		(92)	1	(118)	(32)
Other comprehensive income (loss) that may be reclassified to net income
Foreign currency translation		(697)	599	(938)	871
Gain (loss) arising during the period on financial instruments designated as cash-flow hedges	4	(88)	50	(262)	178
Gain (loss) on foreign exchange swaps – net investment hedge	4	124	—	146	(19)
Reclassification adjustments for amounts recognized in net income (loss)	4	(33)	(23)	(62)	(72)
Deferred income taxes on above items		7	(3)	31	(14)
Equity-accounted investments	13	(8)	(17)	(21)	(24)
Total items that may be reclassified subsequently to net income (loss)		(695)	606	(1,106)	920
Other comprehensive income (loss)		(787)	607	(1,224)	888
Comprehensive income (loss)		$(875)	$758	$(1,382)	$1,216
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$(488)	$600	$(760)	$954
General partnership interest in a holding subsidiary held by Brookfield	9	29	28	61	57
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(128)	29	(210)	44
BEPC exchangeable shares	9	(120)	26	(195)	39
Preferred equity	9	1	17	(5)	26
Perpetual subordinated notes	9	10	7	17	14
Preferred limited partners' equity	10	9	10	20	20
Limited partners' equity	11	(188)	41	(310)	62
		$(875)	$758	$(1,382)	$1,216
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED JUNE 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at March 31, 2024	$(2,305)	$(735)	$6,736	$2	$20	$1	$3,719	$760	$570	$738	$2,336	$18,669	$52	$2,529	$29,373
Net income (loss)	(79)	—	—	—	—	—	(79)	9	6	10	(51)	41	30	(54)	(88)
Other comprehensive income (loss)	—	(80)	(17)	—	(12)	—	(109)	—	(5)	—	(69)	(529)	(1)	(74)	(787)
Equity issuance (Note 9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity repurchased for cancellation (Note 11)	(24)	—	—	—	—	—	(24)	—	—	—	—	—	—	—	(24)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	344	—	—	344
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(151)	—	—	(151)
Redemption of Preferred LP Units (Note 10)	—	—	—	—	—	—	—	(131)	—	—	—	—	—	—	(131)
Disposal	3	—	(3)	—	—	—	—	—	—	—	—	(35)	—	—	(35)
Distributions or dividends declared	(101)	—	—	—	—	—	(101)	(9)	(6)	(10)	(64)	(244)	(33)	(69)	(536)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	17	2	(12)	—	—	—	7	5	—	—	—	4	—	(2)	14
Change in period	(182)	(78)	(32)	—	(12)	—	(304)	(126)	(5)	—	(184)	(570)	(4)	(199)	(1,392)
Balance, as at June 30, 2024	$(2,487)	$(813)	$6,704	$2	$8	$1	$3,415	$634	$565	$738	$2,152	$18,099	$48	$2,330	$27,981

Balance, as at March 31, 2023	$(2,008)	$(796)	$6,801	$5	$30	$1	$4,033	$760	$573	$592	$2,522	$15,526	$58	$2,848	26,912
Net income (loss)	(28)	—	—	—	—	—	(28)	10	6	7	(18)	167	27	(20)	151
Other comprehensive income (loss)	—	65	4	(1)	1	—	69	—	11	—	44	433	1	49	607
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	587	—	—	587
Equity issuance	389	—	—	—	—	—	389	—	—	—	241	—	—	—	630
Disposal	—	—	—	—	—	—	—	—	—	—	—	(26)	—	—	(26)
Distributions or dividends declared	(92)	—	—	—	—	—	(92)	(10)	(6)	(7)	(61)	(243)	(29)	(66)	(514)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Ownership changes	113	16	(107)	—	(1)	—	21	—	—	—	(21)	—	—	—	—
Other	(256)	(31)	211	1	—	—	(75)	—	—	—	(21)	160	2	97	163
Change in period	128	50	108	—	—	—	286	—	11	—	164	1,078	1	60	1,600
Balance, as at June 30, 2023	$(1,880)	$(746)	$6,909	$5	$30	$1	$4,319	$760	$584	$592	$2,686	$16,604	$59	$2,908	$28,512
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED SIX MONTHS ENDED JUNE 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2023	$(2,118)	$(701)	$6,743	$2	$36	$1	$3,963	$760	$583	$592	$2,479	$18,863	$55	$2,684	$29,979
Net income (loss)	(146)	—	—	—	—	—	(146)	20	13	17	(92)	66	63	(99)	(158)
Other comprehensive income (loss)	—	(115)	(22)	—	(27)	—	(164)	—	(18)	—	(103)	(826)	(2)	(111)	(1,224)
Equity issuance (Note 11, 19)	—	—	—	—	—	—	—	—	—	146	—	—	—	—	146
Equity repurchased for cancellation (Note 12)	(52)	—	—	—	—	—	(52)	—	—	—	—	—	—	—	(52)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	511	—	—	511
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(167)	—	—	(167)
Redemption of Preferred LP Units (Note 10)	—	—	—	—	—	—	—	(131)	—	—	—	—	—	—	(131)
Disposals (Note 2)	3	—	(3)	—	—	—	—	—	—	—	—	(35)	—	—	(35)
Distributions or dividends declared	(204)	—	—	—	—	—	(204)	(20)	(13)	(17)	(129)	(351)	(67)	(139)	(940)
Distribution reinvestment plan	4	—	—	—	—	—	4	—	—	—	—	—	—	—	4
Other	26	3	(14)	—	(1)	—	14	5	—	—	(3)	38	(1)	(5)	48
Change in period	(369)	(112)	(39)	—	(28)	—	(548)	(126)	(18)	146	(327)	(764)	(7)	(354)	(1,998)
Balance, as at June 30, 2024	$(2,487)	$(813)	$6,704	$2	$8	$1	$3,415	$634	$565	$738	$2,152	$18,099	$48	$2,330	$27,981

Balance, as at December 31, 2022	$(1,898)	$(845)	$6,817	$4	$17	$1	$4,096	$760	$571	$592	$2,561	$14,755	$59	$2,892	26,286
Net income (loss)	(54)	—	—	—	—	—	(54)	20	13	14	(34)	352	55	(38)	328
Other comprehensive income (loss)	—	103	—	—	13	—	116	—	13	—	73	602	2	82	888
Equity issuance	389	—	—	—	—	—	389	—	—	—	241	—	—	—	630
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	1,581	—	—	1,581
Disposal	14	—	(14)	—	—	—	—	—	—	—	—	(414)	—	—	(414)
Distributions or dividends declared	(189)	—	—	—	—	—	(189)	(20)	(13)	(14)	(119)	(401)	(57)	(133)	(946)
Distribution reinvestment plan	4	—	—	—	—	—	4	—	—	—	—	—	—	—	4
Ownership changes	113	16	(107)	—	(1)	—	21	—	—	—	(21)	—	—	—	—
Other	(259)	(20)	213	1	1	—	(64)	—	—	—	(15)	129	—	105	155
Change in period	18	99	92	1	13	—	223	—	13	—	125	1,849	—	16	2,226
Balance, as at June 30, 2023	$(1,880)	$(746)	$6,909	$5	$30	$1	$4,319	$760	$584	$592	$2,686	$16,604	$59	$2,908	$28,512
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended June 30		Six months ended June 30
(MILLIONS)	Notes	2024	2023	2024	2023
Operating activities
Net income (loss)		$(88)	$151	$(158)	$328
Adjustments for the following non-cash items:
Depreciation	7	517	458	1,019	887
Unrealized foreign exchange and financial instruments gain	4	(122)	(144)	(239)	(274)
Share of (earnings) loss from equity-accounted investments	13	25	(13)	58	(46)
Deferred income tax expense	6	3	(18)	(11)	(37)
Other non-cash items		37	(15)	93	22
Dividends received from equity-accounted investments	13	7	2	8	21
		379	421	770	901
Changes in due to or from related parties	19	26	7	84	39
Net change in working capital balances		(174)	(46)	(299)	105
		231	382	555	1,045
Financing activities
Proceeds from medium term notes	8	—	—	297	293
Corporate credit facilities, net	8	300	—	300	—
Commercial paper, net	8	80	(180)	556	(249)
Proceeds from non-recourse borrowings	8,19	2,161	901	4,039	2,429
Repayment of non-recourse borrowings	8,19	(1,359)	(1,577)	(4,205)	(3,199)
Capital contributions from participating non-controlling interests – in operating subsidiaries	9	325	587	492	1,581
Capital repaid to participating non-controlling interests – in operating subsidiaries	9	(187)	—	(203)	—
Issuance of equity instruments and related costs	9,11	—	630	146	630
Redemption and repurchase of equity instruments	10, 11	(155)	—	(183)	—
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	9,10	(269)	(307)	(401)	(449)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	9,11	(271)	(246)	(531)	(489)
Inflows from related parties	19	84	102	1,349	102
Outflows to related parties	19	(201)	(40)	(327)	(139)
		508	(130)	1,329	510
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity		—	(6)	(11)	(87)
Investment in property, plant and equipment	7	(820)	(484)	(1,660)	(1,056)
Investment in equity-accounted investments	13	(74)	(31)	(72)	(124)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	2	190	69	190	72
Purchases of financial assets	4	(254)	(93)	(259)	(545)
Proceeds from financial assets	4	88	376	93	379
Restricted cash and other		(24)	(31)	(10)	(15)
		(894)	(200)	(1,729)	(1,376)
Foreign exchange (gain) loss on cash		(27)	16	(44)	30
Cash and cash equivalents
Increase (decrease)		(182)	68	111	209
Net change in cash classified within assets held for sale		(5)	(6)	(16)	(5)
Balance, beginning of period		1,423	1,140	1,141	998
Balance, end of period		$1,236	$1,202	$1,236	$1,202
Supplemental cash flow information:
Interest paid		$523	$363	$944	$668
Interest received		$29	$14	$53	$30
Income taxes paid		$31	$97	$70	$128
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power and sustainable solution assets primarily in North America, South America, Europe and Asia.
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of BEPC held by public shareholders and Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in these financial statements.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 7, Series 13, and Series 18 preferred limited partners’ equity are traded under the symbols “BEP.PR.G”, “BEP.PR.M”, and “BEP.PR.R”, respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH”, “BEPI”, and “BEPJ” on the New York Stock Exchange.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

1. BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICY INFORMATION
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2023 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2023 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on August 2, 2024.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, INR and CNY are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Indian rupees and Chinese yuan, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the combined statements of financial position.
(d) Recently adopted accounting standards
International Tax Reform - Amendments to IAS 12- Pillar Two model rules
Brookfield Renewable operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. Brookfield Renewable will recognize the top-up tax as a current tax as and when it is incurred but has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax. There is no material current tax impact for the period ended June 30, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of Brookfield Renewable.
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. Brookfield Renewable noted no material impact.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

(e) Future changes in accounting policies
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the International Accounting Standards Board (IASB) issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable has not yet determined the impact of this standard on its disclosures.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
2. DISPOSAL OF ASSETS
On April 26, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 60 MW battery storage asset in the U.S. for proceeds of approximately $87 million ($25 million net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $82 million of total assets from the consolidated statements of financial position. This resulted in a gain on disposition of $5 million ($2 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss).
On May 28, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 30 MW hydroelectric asset in the U.S. for proceeds of approximately $67 million ($15 million net to Brookfield Renewable) net of transaction fees. As a result of the disposition, Brookfield Renewable derecognized $42 million of total assets and $4 million of total liabilities from the consolidated statements of financial position. This resulted in a gain on disposition of $29 million ($6 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss). As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $28 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
On May 31, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 85 MW portfolio of biomass facilities in Brazil for proceeds of approximately R$251 million ($48 million) (R$105 million ($21 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $86 million of total assets and $2 million of total liabilities from the consolidated statements of financial position. This resulted in loss on disposition of $24 million ($11 million net to Brookfield Renewable) recognized through other comprehensive income and $12 million ($5 million net to Brookfield Renewable) recognized within Other in the consolidated statements of income (loss) during the year.
3. ASSETS HELD FOR SALE
As at June 30, 2024, assets held for sale includes a 67 MW portfolio of wind assets in the United Kingdom, a 90 MW portfolio of hydroelectric assets in Brazil and a 6 MW distributed generation asset in the U.S.
The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	June 30, 2024
Assets
Cash and cash equivalents	$16
Trade receivables and other current assets	7
Property, plant and equipment, at fair value	387
Other long-term assets	2
Assets held for sale	$412
Liabilities
Current liabilities	$11
Non-recourse borrowings	77
Financial instrument liabilities	52
Other long-term liabilities	33
Liabilities directly associated with assets held for sale	$173

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

4. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2023 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

The following table presents Brookfield Renewable's assets and liabilities including energy derivative contracts, power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”), interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

	June 30, 2024				December 31, 2023
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$1,236	$—	$—	$1,236	$1,141
Restricted cash(1)	407	—	—	407	391
Financial instrument assets(1)
IFRS 9 PPAs	—	—	24	24	50
Energy derivative contracts	—	115	—	115	90
Interest rate swaps	—	262	—	262	233
Foreign exchange swaps	—	85	—	85	27
Tax equity	—	—	56	56	27
Investments in debt and equity securities	—	47	1,706	1,753	1,540
Property, plant and equipment	—	—	61,826	61,826	64,005
Liabilities measured at fair value:
Financial instrument liabilities(1)
IFRS 9 PPAs	—	(48)	(953)	(1,001)	(798)
Energy derivative contracts	—	(161)	—	(161)	(82)
Interest rate swaps	—	(72)	—	(72)	(105)
Foreign exchange swaps	—	(217)	—	(217)	(353)
Tax equity	—	—	(1,798)	(1,798)	(1,782)
Contingent consideration(2)	—	—	(90)	(90)	(92)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(2,732)	(1,039)	—	(3,771)	(2,731)
Non-recourse borrowing(1)	(1,759)	(23,554)	—	(25,313)	(26,839)
Total	$(2,848)	$(24,582)	$60,771	$33,341	$34,722
(1)Includes both the current amount and long-term amounts.
(2)Amount relates to business combinations completed in 2022 and 2023 with obligations lapsing from 2024 to 2027.

There were no transfers between levels during the six months ended June 30, 2024.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	June 30, 2024			December 31, 2023
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
IFRS 9 PPAs	$24	$1,001	$(977)	$(748)
Energy derivative contracts	115	161	(46)	8
Interest rate swaps	262	72	190	128
Foreign exchange swaps	85	217	(132)	(326)
Investments in debt and equity securities	1,753	—	1,753	1,540
Tax equity	56	1,798	(1,742)	(1,755)
Total	2,295	3,249	(954)	(1,153)
Less: current portion	239	730	(491)	(488)
Long-term portion	$2,056	$2,519	$(463)	$(665)
(a)   Energy derivative contracts and IFRS 9 PPAs
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Tax equity
Brookfield Renewable owns and operates certain projects in the United States under tax equity structures to finance the construction of utility-scale solar, and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gains or loss on the tax equity liabilities are recognized within the foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).
(e)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities are classified as FVPL, FVOCI and amortized cost.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

The following table reflects the gains (losses) included in Foreign exchange and financial instruments gain (loss) in the interim consolidated statements of income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2024	2023	2024	2023
Energy derivative contracts	$(14)	$10	$(3)	$76
IFRS 9 PPAs	(15)	14	1	71
Investment in debt and equity securities	19	56	47	69
Interest rate swaps	15	15	26	9
Foreign exchange swaps	28	(1)	24	(6)
Tax equity	85	53	141	61
Foreign exchange gain	(2)	25	—	38
	$116	$172	$236	$318
For the three and six months ended June 30, 2024, the gains associated with debt and equity securities of nil (2023: $8 million and $13 million, respectively) were recorded in Other income on the interim consolidated statements of income (loss).
The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2024	2023	2024	2023
Energy derivative contracts	$7	$18	$13	$184
IFRS 9 PPAs	(156)	25	(348)	37
Interest rate swaps	56	29	72	(17)
Foreign exchange swaps	5	(22)	1	(26)
	(88)	50	(262)	178
Foreign exchange swaps – net investment	124	—	146	(19)
Investments in debt and equity securities	(1)	2	(1)	2
	$35	$52	$(117)	$161
The following table reflects the reclassification adjustments recognized in net income (loss) in the interim consolidated statements of comprehensive income (loss) for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2024	2023	2024	2023
Energy derivative contracts	$(27)	$(34)	$(58)	$(82)
Interest rate swaps	(6)	2	(4)	1
Foreign exchange swaps	—	9	—	9
	$(33)	$(23)	$(62)	$(72)

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

5. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation and pumped storage), 5) sustainable solutions (renewable natural gas, carbon capture and storage, recycling, cogeneration biomass, nuclear services, and power transformation), and 6) corporate - with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil). This best reflects the way in which the CODM reviews results of our company.
The reporting to the CODM was revised during the fourth quarter of 2023 to disaggregate the distributed energy & sustainable solutions business into distributed energy & storage and sustainable solutions. This change is consistent with the development of Brookfield Renewable’s business as distributed generation and sustainable solutions continue to grow as a more significant component of the business. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & storage and sustainable solutions.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and material accounting policy information. Brookfield Renewable analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including investment tax credits not allocated to tax equity partners. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2024:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$256	$53	$72	$154	$120	$61	$114	$—	$830	$(194)	$846	$1,482
Other income	10	1	—	41	30	12	29	50	173	(25)	(86)	62
Direct operating costs	(101)	(19)	(41)	(59)	(33)	(19)	(92)	(10)	(374)	130	(374)	(618)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	89	—	89
	165	35	31	136	117	54	51	40	629	—	386
Management service costs	—	—	—	—	—	—	—	(53)	(53)	—	—	(53)
Interest expense	(66)	(4)	(21)	(29)	(26)	(9)	(8)	(39)	(202)	14	(301)	(489)
Current income taxes	(2)	(1)	(1)	(4)	—	(1)	(1)	—	(10)	3	(9)	(16)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(9)	(9)	—	—	(9)
Preferred equity	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Perpetual subordinated notes	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	(17)	—	(17)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(76)	(76)
Funds From Operations	97	30	9	103	91	44	42	(77)	339	—	—
Depreciation												(517)
Foreign exchange and financial instrument gain												116
Deferred income tax expense (recovery)												(3)
Other												(27)
Share of earnings from equity-accounted investments												(97)
Net income attributable to non-controlling interests												35
Net income (loss) attributable to Unitholders(2)												$(154)
(1)Share of loss from equity-accounted investments of $25 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $41 million is comprised of amounts found on share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2023:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable Solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$274	$58	$66	$129	$110	$68	$14	$—	$719	$(50)	$536	$1,205
Other income	4	2	4	42	15	2	7	22	98	(2)	(35)	61
Direct operating costs	(97)	(18)	(23)	(39)	(18)	(17)	(10)	(9)	(231)	26	(220)	(425)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	26	—	26
	181	42	47	132	107	53	11	13	586	—	281
Management service costs	—	—	—	—	—	—	—	(55)	(55)	—	—	(55)
Interest expense	(64)	(4)	(21)	(24)	(28)	(8)	(1)	(32)	(182)	6	(226)	(402)
Current income taxes	(3)	(2)	(5)	(2)	(2)	—	—	—	(14)	2	(25)	(37)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Preferred equity	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Perpetual subordinated notes	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	(8)	—	(8)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(30)	(30)
Funds From Operations	114	36	21	106	77	45	10	(97)	312	—	—
Depreciation												(458)
Foreign exchange and financial instrument gain (loss)												172
Deferred income tax expense												18
Other												59
Share of earnings from equity-accounted investments												(5)
Net income attributable to non-controlling interests												(137)
Net (loss) attributable to Unitholders(2)												$(39)
(1)Share of earning from equity-accounted investments of $13 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $167 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2024:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind	Utility-scale solar	Distributed generation & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$559	$112	$151	$324	$213	$113	$233	$—	$1,705	$(351)	$1,620	$2,974
Other income	16	2	1	51	58	26	42	54	250	(31)	(123)	96
Direct operating costs	(204)	(37)	(76)	(118)	(64)	(42)	(189)	(21)	(751)	242	(743)	(1,252)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	140	—	140
	371	77	76	257	207	97	86	33	1,204	—	754
Management service costs	—	—	—	—	—	—	—	(98)	(98)	—	—	(98)
Interest expense	(134)	(8)	(43)	(60)	(56)	(17)	(9)	(74)	(401)	22	(586)	(965)
Current income taxes	(3)	(3)	(4)	(7)	1	(2)	(2)	—	(20)	5	(29)	(44)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(20)	(20)	—	—	(20)
Preferred equity	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Perpetual subordinated notes	—	—	—	—	—	—	—	(17)	(17)	—	—	(17)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	(27)	—	(27)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(139)	(139)
Funds From Operations	234	66	29	190	152	78	75	(189)	635	—	—
Depreciation												(1,019)
Foreign exchange and financial instrument gain												236
Deferred income tax expense (recovery)												11
Other												(39)
Share of earnings from equity-accounted investments												(171)
Net loss attributable to non-controlling interests												73
Net loss attributable to Unitholders(2)												$(274)
(1)Share of loss from equity-accounted investments of $58 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $66 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2023:

	Attributable to Unitholders									Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$609	$119	$132	$271	$198	$129	$33	$—	$1,491	$(129)	$1,174	$2,536
Other income	8	3	5	43	23	5	9	34	130	(7)	(36)	87
Direct operating costs	(206)	(35)	(42)	(75)	(45)	(36)	(19)	(18)	(476)	60	(410)	(826)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	76	—	76
	411	87	95	239	176	98	23	16	1,145	—	728	—
Management service costs	—	—	—	—	—	—	—	(112)	(112)	—	—	(112)
Interest expense	(135)	(9)	(39)	(50)	(55)	(19)	(2)	(60)	(369)	16	(443)	(796)
Current income taxes	(4)	(4)	(12)	(5)	(4)	(1)	—	—	(30)	5	(55)	(80)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(20)	(20)	—	—	(20)
Preferred equity	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Perpetual subordinated notes	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	(21)	—	(21)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(230)	(230)
Funds From Operations	272	74	44	184	117	78	21	(203)	587	—	—
Depreciation												(887)
Foreign exchange and financial instrument gain (loss)												318
Deferred income tax recovery												37
Other												5
Share of earnings from equity-accounted investments												(9)
Net income attributable to non-controlling interests												(122)
Net loss attributable to Unitholders(2)												$(71)
(1)Share of earnings from equity-accounted investments of $46 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests– in operating subsidiaries of $352 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

The following table provides information on each segment's statement of financial position in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of financial position by aggregating the components comprising from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
As at June 30, 2024
Cash and cash equivalents	$130	$47	$21	$164	$99	$67	$28	$3	$559	$(77)	$754	$1,236
Property, plant and equipment	14,851	1,353	2,259	5,734	3,588	2,443	313	—	30,541	(1,614)	32,899	61,826
Total assets	15,916	1,682	2,505	6,569	4,420	2,923	1,549	185	35,749	(1,573)	39,623	73,799
Total liabilities	9,074	542	1,537	4,410	3,481	1,748	813	4,255	25,860	(1,573)	21,531	45,818
As at December 31, 2023
Cash and cash equivalents	$77	$20	$12	$225	$123	$50	$30	$3	$540	$(85)	$686	$1,141
Property, plant and equipment	15,134	1,694	2,490	6,024	3,635	2,386	341	—	31,704	(1,578)	33,879	64,005
Total assets	16,143	1,880	2,738	6,802	4,518	2,842	1,540	257	36,720	(1,529)	40,937	76,128
Total liabilities	9,231	531	1,645	4,727	3,484	1,705	1,126	3,159	25,608	(1,529)	22,070	46,149

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

Geographical Information
The following table presents consolidated revenue split by reportable segment for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2024	2023	2024	2023
Hydroelectric
North America	$313	$286	$653	$708
Brazil	59	66	125	133
Colombia	310	292	661	575
	682	644	1,439	1,416
Wind	424	289	846	608
Utility-scale solar	259	174	488	338
Distributed energy & storage	113	92	190	156
Sustainable solutions	4	6	11	18
Total	$1,482	$1,205	$2,974	$2,536
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography region:

(MILLIONS)	June 30, 2024	December 31, 2023
United States	$34,640	$34,303
Colombia	9,696	10,585
Canada	7,146	7,483
Brazil	4,666	5,622
Europe	4,601	5,046
Asia	3,407	3,320
Other	200	192
	$64,356	$66,551

6. INCOME TAXES
Brookfield Renewable's effective income tax rate was (26)% for the six months ended June 30, 2024 (2023: 12%). The effective tax rate is different than the statutory rate primarily due to rate differentials, non-recognition of the benefit of current year tax losses, and non-controlling interests' income or loss not subject to tax.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

7. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)(3)
Property, plant and equipment, at fair value
As at December 31, 2023	$32,646	$15,224	$11,022	$197	$59,089
Additions, net	5	(37)	(50)	—	(82)
Transfer from construction work-in-progress	3	514	621	—	1,138
Disposals	(38)	—	—	(39)	(77)
Transfer to assets held for sale	(143)	(230)	—	—	(373)
Items recognized through OCI:
Change in fair value	(75)	—	—	(23)	(98)
Foreign exchange	(1,223)	(293)	(286)	(16)	(1,818)
Items recognized through net income:
Change in fair value	(26)	—	—	(11)	(37)
Depreciation	(314)	(437)	(259)	(9)	(1,019)
As at June 30, 2024	$30,835	$14,741	$11,048	$99	$56,723

Construction work-in-progress
As at December 31, 2023	$300	$1,617	$2,987	$12	$4,916
Additions	53	216	1,184	41	1,494
Transfer to property, plant and equipment	(3)	(514)	(621)	—	(1,138)
Disposals	—	(78)	—	(3)	(81)
Transfer to assets held for sale	(1)	—	(12)	(1)	(14)
Items recognized through OCI:
Foreign exchange	(7)	(34)	(32)	—	(73)
Items recognized through net income:
Change in fair value	—	—	(1)	—	(1)
As at June 30, 2024	$342	$1,207	$3,505	$49	$5,103
Total property, plant and equipment, at fair value
As at December 31, 2023(2)(3)	$32,946	$16,841	$14,009	$209	$64,005
As at June 30, 2024(2)(3)	$31,177	$15,948	$14,553	$148	$61,826
(1)Includes biomass and cogeneration.
(2)Includes right-of-use assets not subject to revaluation of $53 million (2023: $60 million) in hydroelectric, $264 million (2023: $284 million) in wind, $394 million (2023: $385 million) in solar, and nil (2023: nil) in other.
(3)Includes land not subject to revaluation of $206 million (2023: $222 million) in hydroelectric, $20 million (2023: $20 million) in wind, $151 million (2023: $92 million) in solar, and $1 million (2023: $1 million) in other.

During the period, Brookfield Renewable, together with its institutional partners, completed the acquisitions of the following investments. They are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3:
•A series of distributed generation assets in the U.S. totaling 127 MW with $63 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 20% economic interest.
•A series of distributed generation assets in the U.S. totaling 85 MW with $51 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 25% economic interest.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

8. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	June 30, 2024				December 31, 2023
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	6.6	5	$300	300	N/A	5	$—	$—
Commercial paper	5.9	<1	739	739	6.0	<1	183	183
Medium Term Notes:
Series 4 (C$150)	5.8	12	110	115	5.8	13	113	121
Series 9 (C$400)	3.8	1	292	289	3.8	1	302	297
Series 10 (C$500)	3.6	3	366	357	3.6	3	377	366
Series 11 (C$475)	4.3	5	347	342	4.3	5	358	353
Series 12 (C$475)	3.4	6	347	326	3.4	6	358	335
Series 13 (C$300)	4.3	25	219	185	4.3	26	226	201
Series 14 (C$425)	3.3	26	311	221	3.3	27	321	240
Series 15 (C$400)(1)	5.9	8	292	311	5.9	9	303	324
Series 16 (C$400)	5.3	9	293	298	5.3	10	302	311
Series 17 (C$400)	5.3	30	292	288	—	—	—	—
	4.4	12	2,869	2,732	4.3	10	2,660	2,548
Total corporate borrowings			3,908	$3,771			2,843	$2,731
Add: Unamortized premiums(2)			1				2
Less: Unamortized financing fees(2)			(13)				(12)
Less: Current portion			(1,031)				(183)
			$2,865				$2,650
(1)Includes $7 million (2023: $8 million) outstanding to an associate of Brookfield. Refer to Note 19 - Related party transactions for more details.
(2)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Credit facilities and commercial paper
Brookfield Renewable had $739 million commercial paper outstanding as at June 30, 2024 (2023: $183 million).
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 18 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of corporate credit facilities:

(MILLIONS)	June 30, 2024	December 31, 2023
Authorized corporate credit facilities and related party credit facilities(1)	$2,450	$2,375
Draws on corporate credit facilities(1)(2)	(450)	(165)
Authorized letter of credit facility	500	500
Issued letters of credit	(320)	(307)
Available portion of corporate credit facilities	$2,180	$2,403
(1)Amounts are guaranteed by Brookfield Renewable.
(2)Relates to letter of credit issued against Brookfield Renewable’s corporate credit facilities.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

Medium term notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Canadian Finco”) (Note 20 – Subsidiary public issuers). Canadian Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Canadian Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
During the first quarter of 2024, Brookfield Renewable issued C$400 million of Series 17 medium-term notes. The medium-term notes have a fixed interest rate of 5.32% and a maturity date of January 10, 2054. The Series 17 medium-term notes are corporate-level green bonds.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Overnight Repo Rate Average (“CORRA”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”).
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms for the replacement of the Canadian Dollar Offered Rate (“CDOR”) with CORRA referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.
As at June 30, 2024, Brookfield Renewable’s floating rate borrowings have not been materially impacted by SOFR and CORRA reforms.
The composition of non-recourse borrowings is presented in the following table:

	June 30, 2024				December 31, 2023
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)
Hydroelectric	7.5	9	$9,181	$8,878	7.8	9	$9,468	$9,292
Wind	6.1	9	6,675	6,453	6.1	9	6,866	6,922
Utility-scale solar	6.2	10	6,228	6,124	6.2	12	5,868	5,879
Distributed energy & storage	6.3	5	3,476	3,390	6.2	6	3,035	2,963
Sustainable solutions	7.1	1	468	468	7.0	1	1,783	1,783
Total	6.7	9	$26,028	$25,313	6.8	9	$27,020	$26,839
Add: Unamortized premiums(3)			(9)				(11)
Less: Unamortized financing fees(3)			(162)				(140)
Less: Current portion			(3,888)				(4,752)
			$21,969				$22,117
(1)Includes $1,514 million (2023: 2,626 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $99 million (2023: $101 million) outstanding to an associate of Brookfield. Refer to Note 19 - Related party transactions for more details.
(3)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

Supplemental Information
The following table outlines changes in Brookfield Renewable’s borrowings as at June 30, 2024:

(MILLIONS)	As at December 31, 2023	Net cash flows from financing activities	Non-cash
			Transfer to liabilities held for sale	Other(1)	As at June 30, 2024
Corporate borrowings	$2,833	1,152	—	(89)	$3,896
Non-recourse borrowings	$26,869	(166)	(80)	(766)	$25,857
(1)Includes foreign exchange and amortization of unamortized premium and financing fees.
9. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	June 30, 2024	December 31, 2023
Participating non-controlling interests – in operating subsidiaries	$18,099	$18,863
General partnership interest in a holding subsidiary held by Brookfield	48	55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,330	2,684
BEPC exchangeable shares	2,152	2,479
Preferred equity	565	583
Perpetual subordinated notes	738	592
	$23,932	$25,256

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Brookfield Infrastructure Fund V	Brookfield Global Transition Fund I	Brookfield Global Transition Fund II	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	Other	Total
As at December 31, 2023	$75	$2,463	$3,214	$2,411	$917	$3,682	$296	$1,288	$122	$2,704	$18	$1,673	$18,863
Net income (loss)	22	(3)	4	32	(9)	(31)	5	14	11	25	—	(4)	66
Other comprehensive income (loss)	—	(116)	(132)	(127)	(54)	(159)	—	(39)	—	(209)	(1)	11	(826)
Capital contributions	—	—	—	63	53	313	3	—	—	—	—	79	511
Return of capital	—	—	—	(12)	(142)	(13)	—	—	—	—	—	—	(167)
Disposal	(21)	(14)	—	—	—	—	—	—	—	—	—	—	(35)
Distributions	(22)	(33)	(73)	(17)	(33)	(3)	(12)	(27)	—	(114)	(1)	(16)	(351)
Other	(1)	—	3	10	3	52	31	(1)	—	—	(1)	(58)	38
As at June 30, 2024	$53	$2,297	$3,016	$2,360	$735	$3,841	$323	$1,235	$133	$2,406	$15	$1,685	$18,099
Interests held by third parties	75% - 78%	43% - 60%	23% - 71%	75%	72%	77% - 80%	54%	50%	25%	53%	0.3%	0.3% - 71%

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and BEPC Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. As at June 30, 2024, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $32 million and $65 million were declared during the three and six months ended June 30, 2024, respectively (2023: $28 million and $55 million, respectively).
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield, the BEPC exchangeable shares are held 25% by Brookfield Holders, with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units and BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable on a one-for-one basis, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the three and six months ended June 30, 2024, exchangeable shareholders of BEPC exchanged 7,459 and 10,142 BEPC exchangeable shares (2023: 833 and 2,575 during the same periods) for an equivalent number of LP units amounting to less than $1 million (2023: less than $1 million). No Redeemable/Exchangeable partnership units have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP and the BEPC exchangeable shares issued by BEPC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at June 30, 2024, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and units of GP interest outstanding were 194,487,939 units (December 31, 2023: 194,487,939 units), 179,641,384 shares (December 31, 2023: 179,651,526 shares), and 3,977,260 units (December 31, 2023: 3,977,260 units), respectively.
In December 2023, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and entered into a normal course issuer bid for its outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,361,497 LP units and 8,982,586 BEPC exchangeable shares, representing 5% of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2024, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three and six months ended June 30, 2024 and 2023, there were nil BEPC exchangeable shares repurchased.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

Distributions
The composition of the distributions for the three and six months ended June 30 is presented in the following table:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2024	2023	2024	2023
General partnership interest in a holding subsidiary held by Brookfield	$1	$1	$2	$2
Incentive distribution	32	28	65	55
	33	29	67	57
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	69	66	139	133
BEPC exchangeable shares held by
Brookfield Holders	16	15	32	31
External shareholders	48	46	97	88
Total BEPC exchangeable shares	64	61	129	119
	$166	$156	$335	$309
Preferred equity
Brookfield Renewable's preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the six months ended June 30		Carrying value as at

				2024	2023	June 30, 2024	December 31, 2023
Series 1 (C$136)	6.85	3.1	April 2025	$2	$2	$125	$129
Series 2 (C$113)(1)	3.11	7.6	April 2025	2	2	57	58
Series 3 (C$249)	9.96	4.4	July 2024	4	4	181	187
Series 5 (C$103)	4.11	5.0	April 2018	2	2	75	77
Series 6 (C$175)	7.00	5.0	July 2018	3	3	127	132
	31.03			$13	$13	$565	$583
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
Distributions paid during the three and six months ended June 30, 2024, totaled $6 million and $13 million, respectively (2023: $6 million and $13 million, respectively).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2024, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In December 2023, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares to December 17, 2024, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during the three months ended June 30, 2024 and 2023.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

Perpetual subordinated notes
Brookfield Renewable's perpetual subordinated notes consists:

(MILLIONS EXCEPT AS NOTED)	Notes outstanding	Interest rate (%)	Earliest permitted redemption date	Interest expense for the six months ended June 30		Carrying value as at

Issuance date				2024	2023	June 30, 2024	December 31, 2023
April, 2021	14.0	4.6	April, 2026	$8	$8	$340	$340
December, 2021	10.4	4.9	December, 2026	6	6	252	252
March, 2024	6.00	7.3	March, 2029	3	—	146	—
	30.4			$17	$14	$738	$592
During the first quarter of 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $150 million of perpetual subordinated notes at a fixed rate of 7.25%.
Distributions paid during the three and six months ended June 30, 2024, totaled $10 million and $17 million, respectively (2023: $7 million and $14 million, respectively).
10. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the six months ended June 30		Carrying value as at
				2024	2023	June 30, 2024	December 31, 2023
Series 7 (C$175)	7.00	5.50	January 2026	4	4	128	128
Series 13 (C$250)	10.00	6.05	April 2028	6	5	196	196
Series 15 (C$175)	—	5.75	April 2024	2	4	—	126
Series 17 ($200)	8.00	5.25	March 2025	5	5	195	195
Series 18 (C$150)	6.00	5.50	April 2027	3	2	115	115
	31.00			$20	$20	$634	$760

Distributions paid during the three and six months ended June 30, 2024, totaled $9 million and $20 million, respectively (2023: $10 million and $20 million, respectively).
During the quarter, Brookfield Renewable redeemed all of the outstanding units of Series 15 Preferred Limited Partnership units for C$175 million.
Class A Preferred LP Units - Normal Course Issuer Bid
In December 2023, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2024, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No units were repurchased during the three and six months ended June 30, 2024 and 2023.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

11. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at June 30, 2024, 285,052,340 LP units were outstanding (December 31, 2023: 287,164,340 LP units) including 74,339,049 LP units (December 31, 2023: 74,339,049 LP units) held by Brookfield Holders. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three and six months ended June 30, 2024, 62,494 and 157,512 LP units, respectively (2023: 65,160 and 137,279 LP units, respectively) were issued under the distribution reinvestment plan at a total value of $2 million and $4 million, respectively (2023: $2 million and $4 million, respectively).
During the three and six months ended June 30, 2024, exchangeable shareholders of BEPC exchanged 7,459 and 10,142 BEPC exchangeable shares, respectively (2023: 833 and 2,575 shares, respectively) for an equivalent number of LP units amounting to less than $1 million (2023: less than $1 million).
As at June 30, 2024, Brookfield Holders held a direct and indirect interest of approximately 48% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 313,640,823 LP units, Redeemable/Exchangeable partnership units, the remaining is held by public investors.
On an unexchanged basis, Brookfield Holders hold a 26% direct and indirect limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a direct 1% GP interest in BRELP and a 25% direct and indirect interest in the exchangeable shares of BEPC as at June 30, 2024.
In December 2023, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,361,497 LP units and 8,982,586 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2024, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three and six months ended June 30, 2024, there were 983,400 and 2,279,654 LP units, respectively (2023: nil and nil, respectively) repurchased at a total cost of $23 million and $52 million, respectively (2023: nil and nil, respectively). During the three and six months ended June 30, 2024, there was 1,063,400 and 2,279,654 LP units, respectively (2023: nil and nil, respectively) cancelled. During the three and six months ended June 30, 2024 and 2023, there were no BEPC exchangeable shares repurchased.

Distributions
The composition of distributions for the three and six months ended June 30 are presented in the following table:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2024	2023	2024	2023
Brookfield Holders	$27	$23	$53	$47
External LP unitholders	74	69	151	142
	$101	$92	$204	$189
In February 2024, Unitholder distributions were increased to $1.42 per LP unit on an annualized basis, an increase of $0.07 per LP unit, which took effect with the distribution paid in March 2024.
Distributions paid during the three and six months ended June 30, 2024 totaled $105 million and $199 million, respectively (2023: $91 million and $182 million).
12. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Total
Balance, as at December 31, 2023	$1,944
Foreign exchange and other	(56)
Balance, as at June 30, 2024	$1,888

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

13. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the six months ended June 30, 2024:

(MILLIONS)	June 30, 2024
Balance, beginning of year	$2,546
Investment	72
Share of net loss	(58)
Share of other comprehensive loss	(18)
Dividends received	(8)
Foreign exchange translation and other	$(4)
Balance as at June 30, 2024	$2,530
During the second quarter of 2024, Brookfield Renewable, together with its institutional partner, subscribed for additional shares in Powen. The subscription increased our total interest in Powen to 47.42% (9.5% net to Brookfield Renewable).
The following table presents the ownership interests and carrying values of Brookfield Renewable’s investments in associates and joint ventures, all of which are accounted for using the equity method:

	Ownership Interest		Carrying Value
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Hydroelectric	14%-50%	14%-50%	$222	$225
Wind	25%-50%	25%-50%	135	159
Utility-scale solar	25%-65%	25%-65%	284	304
Distributed energy & storage	25%-50%	25%-50%	1,059	1,049
Sustainable solutions	4%-49%	4%-49%	830	809
			$2,530	$2,546
14. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	June 30, 2024	December 31, 2023
Cash	$880	$821
Cash subject to restriction	273	251
Short-term deposits	83	69
	$1,236	$1,141
15. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	June 30, 2024	December 31, 2023
Operations	$282	$299
Capital expenditures and development projects	15	13
Credit obligations	110	79
Total	407	391
Less: non-current	(111)	(81)
Current	$296	$310

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

16. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	June 30, 2024	December 31, 2023
Trade receivables	$706	$662
Collateral deposits(1)	196	178
Prepaids and other	131	127
Inventory	125	111
Sales taxes receivable	87	94
Short-term deposits and advances	79	23
Current portion of contract asset	65	61
Income tax receivable	54	74
Other short-term receivables	187	187
	$1,630	$1,517
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
Brookfield Renewable primarily receives monthly payments for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	June 30, 2024	December 31, 2023
Operating accrued liabilities	$509	$603
Accounts payable	346	388
Interest payable on borrowings	264	301
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable , perpetual subordinate notes distributions and exchange shares dividends(1)	60	58
Current portion of lease liabilities	38	41
Current portion of contract liability	41	35
Income tax payable	13	41
Other	77	72
	$1,348	$1,539
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.

18. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at June 30, 2024, Brookfield Renewable had $3.7 billion (December 31, 2023: $2.8 billion) of capital expenditure commitments outstanding of which $2.1 billion is payable in 2024, $1,173 million is payable in 2025, $488 million is payable in 2026 to 2028, and $3 million thereafter.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

The following table lists the assets and portfolio of assets that Brookfield Renewable, together with institutional partners have agreed to acquire which are subject to customary closing conditions as at June 30, 2024:

Region	Technology	Capacity	Consideration	Brookfield Renewable Economic Interest	Expected Close
China	Wind	102 MW development	CNY $116 million ($16 million)	20%	Q4 2024
China	Wind	350 MW development	CNY $790 million ($109 million)	20%	Q4 2024
Brazil	Distributed energy & storage	829 MW development 13 MW operating	R$340 million ($60 million)	20%	2024-2026
Europe	Various	23 GW development 5 GW operating	€39.85 per share, implying an enterprise value of €6.1 billion ($6.7 billion) for entire Neon	Up to $540 million	Q4 2024
India	Various	524 MW operating 2.75 GW development	$89 million	14%	Q3 2024
South Korea	Utility-scale solar	238 MW development	$51 million	32.5%	H2-2024
South Korea	Various	103 MW operating and development 2.2 GW development	$37 million	46.5%	H2-2024
An integral part of Brookfield Renewable’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 8 – Borrowings.
Brookfield Renewable, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Global Transition Fund and Brookfield Global Transition Fund II. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

Letters of credit issued by Brookfield Renewable along with institutional partners and its subsidiaries were as at the following dates:

(MILLIONS)	June 30, 2024	December 31, 2023
Brookfield Renewable along with institutional partners	$115	$100
Brookfield Renewable's subsidiaries	1,891	2,026
	$2,006	$2,126
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, power marketing activities such as purchase and sale agreements, swap agreements, credit facilities of certain Brookfield private funds and that are also secured by committed capital of our third-party institutional partners, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
19. RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are recorded at the exchange amount and are primarily with Brookfield.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2024 and the draws bear interest at Secured Overnight Financing Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation. Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at June 30, 2024 (December 31, 2023: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three and six months ended June 30, 2024 totaled nil (2023: nil).
From time to time Brookfield Reinsurance and its related entities may participate in capital raises undertaken by Brookfield Renewable. These financings are typically provided at the market rates and as at June 30, 2024, $99 million of non-recourse borrowings (December 31, 2023: $101 million) and $7 million of corporate borrowings (December 31, 2023: $8 million) were due to Brookfield Reinsurance. Brookfield Reinsurance has also subscribed to tax equity financing of $2 million (December 31, 2023: $2 million) and preferred limited partners equity of $11 million (December 31, 2023: $11 million). As at June 30, 2024, Brookfield Renewable had $431 million (December 31, 2023: $450 million) of borrowings from Brookfield Reinsurance classified as due to related party.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

The following table reflects the related party agreements and transactions for the three and six months ended June 30 in the interim consolidated statements of income (loss):

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2024	2023	2024	2023
Revenues
Power purchase and revenue agreements	$(8)	$(32)	$8	$12

Direct operating costs
Energy marketing fee & other services	$(5)	$(4)	$(5)	$(5)

Interest expense
Borrowings	$(13)	$(7)	$(27)	$(12)
Contract balance accretion	(9)	(7)	(17)	(15)
	$(22)	$(14)	$(44)	$(27)

Other
Distribution income	$1	$4	$3	$5
Other related party services	2	1	3	1
Financial instrument gain	—	4	2	9

Management service costs	$(53)	$(55)	$(98)	$(112)

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	June 30, 2024	December 31, 2023
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$65	$61

Due from related parties
Amounts due from	Brookfield(1)	359	1,386
	Equity-accounted investments and other	30	57
		389	1,443
Non-current assets
Financial instrument assets	Brookfield	86	170

Other long-term assets
Contract asset	Brookfield	282	314

Due from related parties
	Equity-accounted investments and other	135	135
Current liabilities
Contract liability	Brookfield	41	35

Financial instrument liabilities	Brookfield Reinsurance	1	2

Due to related parties
Amounts due to	Brookfield(2)	559	541
	Equity-accounted investments and other	19	13
	Brookfield Reinsurance	230	242
Accrued distributions payable on LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	42	39
		850	835
Non-current liabilities
Financial instrument liabilities	Brookfield Reinsurance	2	2

Due to related parties
Amounts due to	Brookfield(2)	460	496
	Brookfield Reinsurance	201	208
	Equity-accounted investments and other	21	1
		682	705
Corporate borrowings	Brookfield Reinsurance	7	8

Non-recourse borrowings	Brookfield Reinsurance and associates	99	101

Other long-term liabilities
Contract liability	Brookfield	684	680

Equity
Preferred limited partners equity	Brookfield Reinsurance and associates	$11	$11
(1)Includes receivables of $272 million (2023: $1,328 million) associated with the Brookfield Global Transition Fund credit facility.
(2)Includes payables of nil (2023: $6 million), $83 million (2023: $81 million), and $290 million (2023: $307 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund, and Brookfield Global Transition Fund II credit facilities, respectively.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

20. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Canadian Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at June 30, 2024
Current assets	$68	$388	$2,921	$992	$4,190	$(4,357)	$4,202
Long-term assets	4,062	239	2	41,244	69,506	(45,456)	69,597
Current liabilities	76	8	341	8,980	6,793	(8,142)	8,056
Long-term liabilities	—	—	2,565	351	34,846	—	37,762
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	18,099	—	18,099
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,330	—	—	2,330
BEPC exchangeable shares	—	—	—	—	2,152	—	2,152
Preferred equity	—	565	—	—	—	—	565
Perpetual subordinated notes	—	—	—	738	—	—	738
Preferred limited partners' equity	634	—	—	639	—	(639)	634
As at December 31, 2023
Current assets	$65	$400	$2,695	$790	$4,611	$(3,951)	$4,610
Long-term assets	4,735	246	2	44,239	71,435	(49,139)	71,518
Current liabilities	72	8	32	8,406	7,658	(8,138)	8,038
Long-term liabilities	—	—	2,650	56	35,405	—	38,111
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	18,863	—	18,863
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,684	—	—	2,684
BEPC exchangeable shares	—	—	—	—	2,479	—	2,479
Preferred equity	—	583	—	—	—	—	583
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners' equity	760	—	—	765	—	(765)	760
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
Three months ended June 30, 2024
Revenues	$—	$—	$—	$—	$1,482	$—	$1,482
Net income (loss)	(70)	—	—	(505)	216	271	(88)
Three months ended June 30, 2023
Revenues	$—	$—	$—	$—	$1,205	$—	$1,205
Net income (loss)	(18)	—	1	(275)	424	19	151
Six months ended June 30, 2024
Revenues	$—	$—	$—	$—	$2,974	$—	$2,974
Net income (loss)	(126)	—	—	(886)	399	455	(158)
Six months ended June 30, 2023
Revenues	$—	$—	$—	$—	$2,536	$—	$2,536
Net income (loss)	(34)	—	2	(461)	777	44	328
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments and BEP Subco Inc., collectively the “Subsidiary Credit Supporters”.
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco, and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 8 – Borrowings for additional details regarding the medium-term borrowings issued by Canadian Finco. See Note 9 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
21. SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to acquire a 75% interest ( 15% net to Brookfield Renewable) in a leading renewables development platform in Australia with over 2 GW of wind and co-located battery development projects, for $162 million ($32 million net to Brookfield Renewable) with the opportunity for follow on investment.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of an approximate 74% interest in a leading wind focused commercial and industrial renewable business in India, with 500 MW of operating assets and an approximate 3 GW development pipeline. The transaction structure consists of an upfront payment of approximately $89 million (expected $18 million net to Brookfield Renewable)with the opportunity for follow on investment.
Subsequent to the quarter, Brookfield Renewable issued C$300 million of Series 18 medium-term notes. The medium-term notes have a fixed interest rate of 4.96% and a maturity date of October 30, 2034. The Series 18 medium-term notes are corporate-level green bonds.
Subsequent to the quarter, Brookfield Renewable issued C$100 million of Series 17 medium-term notes. The medium-term notes have a fixed interest rate of 5.32% and a maturity date of January 10, 2054. The Series 17 medium-term notes are corporate-level green bonds.
Subsequent to the quarter, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preference Series 3 Shares during the five years commencing August 1, 2024 will be paid at an annual rate of 6.519%.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of a fully integrated solar-focused renewables platform in South Korea with an operating and under construction portfolio totaling 103 MW of distributed generation assets and a 2.2 GW development pipeline for an upfront payment of $17 million (expected $3.4 million net to Brookfield Renewable) and total consideration of approximately $37 million (expected $7 million net to Brookfield Renewable) with the opportunity for follow on investment.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 70% interest in a 238 MW portfolio of utility-scale solar development assets in South Korea for $13 million (expected $3 million net to Brookfield Renewable) with the potential to deploy up to an incremental $104 million (expected $21 million net to Brookfield Renewable).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 150 MW wind facility in China for proceeds of approximately $42 million ($8 million net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable, together with its institutional partner, subscribed for additional shares in Powen. The subscription increased our total interest in Powen to approximately 50% (10% net to Brookfield Renewable).

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2024

GENERAL INFORMATION
Corporate Office
73 Front Street
5th Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.'s Service Provider,
Brookfield Canada Renewable Manager LP
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
8th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Scott Cutler
Dr. Sarah Deasley
Nancy Dorn
Lou Maroun
Stephen Westwell
Patricia Zuccotti

Exchange Listing
NYSE: BEP (LP units)
TSX:    BEP.UN (LP units)
NYSE: BEPC (exchangeable shares)
TSX: BEPC (exchangeable shares)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX: BEP.PR.R (Preferred LP Units - Series 18)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
NYSE: BEPH (Perpetual subordinated notes)
NYSE: BEPI (Perpetual subordinated notes)
NYSE: BEPJ (Perpetual subordinated notes)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2023 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR+ at www.sedarplus.ca.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Partners L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN